

2020

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS & PROXY STATEMENT

rrd

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

WHEN:	WHERE*	RECORD DATE
Thursday, May 14, 2020 11 a.m. Central time	Hotel Arista 2139 City Gate Lane Naperville, Illinois 60563	The close of business March 27, 2020

Dear Stockholders:

We are pleased to invite you to the R. R. Donnelley & Sons Company 2020 Annual Meeting of Stockholders.

ITEMS OF BUSINESS

Item 1. To elect the nominees identified in this proxy statement to serve as directors until the 2020 Annual Meeting of Stockholders

Item 2. To approve, on an advisory basis, the compensation of our named executive officers

Item 3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm

Item 4. To transact other business as may properly come before the meeting and any adjournments or postponements of the meeting

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Stockholders of record as of the close of business on March 27, 2020 are entitled to vote at the 2020 Annual Meeting of Stockholders and any postponement or adjournment thereof. On the record date, there were 71,331,233 shares of common stock of R. R. Donnelley & Sons Company ("RRD" or the "Company") issued and outstanding and entitled to vote at the meeting.

Your vote is important! We strongly encourage you to exercise your right to vote as a stockholder. Please sign, date and return the enclosed proxy card or voting instruction card in the envelope provided. You may also vote by calling the toll-free number or logging on to the Internet—even if you plan to attend the meeting. You may revoke your proxy at any time before it is exercised.

You will find instructions on how to vote on page 52. While most stockholders vote by proxy and do not attend the meeting in person, as long as you were a stockholder at the close of business on March 27, 2020, you are invited to attend the meeting, or to send a representative. Please note that only persons with an admission ticket or evidence of stock ownership, or who are guests of the Company, will be admitted to the meeting.

By Order of the Board of Directors,

Deborah L Steiner

Deborah L. Steiner
General Counsel and Corporate Secretary

April 9, 2020

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 14, 2020

This proxy statement and our annual report to stockholders are available at www.rrd.com/proxymaterials. On this site, you will be able to access our 2020 Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and all amendments or supplements to the foregoing materials that are required to be furnished to stockholders.

*As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be available at www.rrd.com/proxymaterials. Please monitor the website for updated information. If you are planning to attend the annual meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your shares prior to the meeting.

TABLE OF CONTENTS

PROPOSALS

1. ELECTION OF DIRECTORS

Each director will serve until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier resignation, removal, or death.

As described below, the composition of the board of directors ("Board") represents a wide range of qualifications, experiences and skills that bring diversity of thought and perspectives and contribute to the Board's effectiveness as a whole.

Board Summary


Tenure
1-3 years
4-7 years
8+ years
6 yrs AVERAGE TENURE
Independence
86%
Gender Diversity
46% FEMALE (3 OUT OF 7)
Board Skills
FINANCIAL 86% (6 out of 7 members of the board)
GLOBAL BUSINESS 86% (6 out of 7 members of the board)
GOVERNANCE 57% (4 out of 7 members of the board)
LEADERSHIP 100% (7 out of 7 members of the board)
SALES & MARKETING 43% (3 out of 7 members of the board)
STRATEGY 100% (7 out of 7 members of the board)

This proxy statement is issued by RRD in connection with the 2020 Annual Meeting of Stockholders scheduled for May 14, 2020.
This proxy statement and accompanying proxy card are first being mailed to stockholders on or about April 9, 2020.

The Board carefully considers the qualifications of each nominee and the overall composition of the Board. Our directors represent a wide range of qualifications, experiences, and skills that are important to the success of the business and that bring diversity of thought and perspectives.

The Board Recommends a Vote FOR Each Nominee for Director

The names of the nominees, along with their present positions, their principal occupations, their current directorships held with other public corporations, as well as such directorships held during the past five years, their ages, the year first elected as a director and the qualifications, experience, skills and attributes that qualify each director to serve on the Board at this time are set forth below.

Daniel L. Knotts

AGE: 55

DIRECTOR SINCE: 2016

CURRENT DIRECTORSHIPS:
None

FORMER DIRECTORSHIPS:
None

Daniel L. Knotts has been the Chief Executive Officer of RRD since October 2016. Prior to that, Mr. Knotts was the Company's Chief Operating Officer since 2013. He served as Group President from 2008 until 2012 and, from 2007 until 2008, he served as Chief Operating Officer of the Global Print Solutions business. From 1986 until 2007, Mr. Knotts held positions of increasing responsibility at RRD within finance, operations, sales management and business unit leadership at various locations in the United States including serving as Senior Vice President of Operations for the Magazine business, President of the Specialized Publishing Services business and President of the Magazine, Catalog and Retail businesses.

QUALIFICATIONS:
Mr. Knotts brings over 30 years of experience in the printing industry. He has served in various operational and leadership capacities throughout the Company and his deep knowledge of the industry and RRD give him unique strategic insights.



John C. Pope

AGE: 71

DIRECTOR SINCE: 2004

CURRENT DIRECTORSHIPS:
The Kraft Heinz Company, Talgo SA, Waste Management, Inc.

FORMER DIRECTORSHIPS:
Con-way, Inc.,
Dollar Thrifty Automotive Group, Inc.,
Navistar International Corporation,
MotivePower Industries

John C. Pope has served as the Chairman of PFI Group, LLC, a private investment company, since 1994. From 1988 until 1994, Mr. Pope served in various capacities at United Airlines and its parent company UAL Corporation, including serving as President, Chief Operating Officer and a director.

Mr. Pope is the Chair of our Board and serves as a member our Audit Committee and Corporate Responsibility & Governance Committee.

QUALIFICATIONS:
Mr. Pope's experience as chairman and senior executive of various public companies provides financial, strategic and operational leadership experience. He is an audit committee financial expert based on his experience as chief financial officer of a public company as well as his experience as a member and chairman of other public company audit committees. He has considerable corporate governance experience through years of service on other public company boards in a variety of industries.















BOARD SKILLS KEY	Financial	Global Business	Leadership	Sales & Marketing	Strategy	Governance

Irene M. Esteves

AGE: 61

DIRECTOR SINCE: 2017

CURRENT DIRECTORSHIPS:
Aramark,
KKR Real Estate Finance Trust Inc.,
Spirit AeroSystems Holdings, Inc.

FORMER DIRECTORSHIPS:
Level 3 Communications,
TW Telecom Inc.

Irene M. Esteves most recently served as Chief Financial Officer of Time Warner Cable Inc. from July 2011 to May 2013. She previously served as Executive Vice President and Chief Financial Officer of XL Group plc and prior to that position, Ms. Esteves was Senior Vice President and Chief Financial Officer of Regions Financial Corporation.

Ms. Esteves serves as a member of our Human Resources Committee and Audit Committee.

QUALIFICATIONS:
Ms. Esteves' experience as chief financial officer of multiple companies brings deep financial expertise to the Board. She is an audit committee financial expert based on her experience as chief financial officer and brings deep knowledge of financial reporting, internal controls and procedures and risk management to our Board. Ms. Esteves also has considerable corporate governance experience gained through her years of experience on other public company boards.



Susan M. Gianinno

AGE: 71

DIRECTOR SINCE: 2013

CURRENT DIRECTORSHIPS:
None

FORMER DIRECTORSHIPS:
A.T. Cross, Inc.

Ms. Gianinno previously served as the Chairman of Publicis Worldwide, North America, an advertising agency network, and, in 2017, also became the Chairman of Publicis Academy until 2018. She was the Chairman and CEO of Publicis USA from 2003 to 2014. In addition, from 2014 until 2015, Ms. Gianinno was an Advanced Leadership Fellow at Harvard University. Prior to joining Publicis, Ms. Gianinno was a member of the Executive Committee of BCom3 Group, Inc., an advertising agency, until 2002, and Chairman and President of D'Arcy Masius Benton & Bowles, Inc. from 1998 to 2012.

Ms. Gianinno serves as the Chair of our Corporate Responsibility & Governance Committee and a member of our Human Resources Committee.

QUALIFICATIONS:
Ms. Gianinno's experience as chief executive officer and president of various companies in the advertising industry gives the Board a different perspective regarding the ways in which new media, the internet and e-commerce have affected the advertising industry and the broader strategies of the Company's clients.



| **BOARD SKILLS KEY** | Financial  | Global Business  | Leadership  | Sales & Marketing | Strategy  | Governance  |

Timothy R. McLevish

AGE: 65

DIRECTOR SINCE: 2016

CURRENT DIRECTORSHIPS:
Kennametal, Inc.

FORMER DIRECTORSHIPS:
ConAgra Foods, Inc.,
Lamb Weston Holdings, Inc.,
URS Corporation,
US Foods, Inc.

Timothy R. McLevish serves as Chief Financial Officer of Carrier Global Corp. From 2015 until 2016, Mr. McLevish served as Senior Advisor to the Chief Executive Officer of Walgreens Boots Alliance, Inc., a retail drug store chain. Prior to this, he served as their Executive Vice President and Chief Financial Officer from 2014 until 2015. From 2007 to 2014, Mr. McLevish held various positions with Kraft Foods Group, Inc. and its predecessor company Kraft Foods, Inc., manufacturers and marketers of packaged food products, including serving as Executive Vice President and Chief Financial Officer of Kraft Foods Group from 2012 to 2013, Executive Vice President and advisor to the Chief Executive Officer of Kraft Foods, Inc. from 2011 until 2013 and as Chief Financial Officer of Kraft Foods, Inc. from 2007 to 2011. From 2002 until 2007, Mr. McLevish was the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited, a diversified industrial company. Mr. McLevish was the Vice President and Chief Financial Officer of Mead Corporation, a manufacturer of wood products, from 1999 to 2002.

Mr. McLevish serves as the Chair of our Audit Committee and a member of our Human Resources Committee.

QUALIFICATIONS:
Mr. McLevish's experience as chief financial officer of multiple multinational companies brings deep financial and global business experience to the Board. He is an audit committee financial expert based on his experience as chief financial officer of public companies and brings deep knowledge of financial reporting, internal controls and procedures and risk management to our Board. Mr. McLevish also has considerable corporate governance experience gained through his years of experience on other public company boards, including serving as the Executive Chairman of the Board of Lamb Weston Holdings, Inc.



Jamie Moldafsky

AGE: 58

DIRECTOR SINCE: 2016

CURRENT DIRECTORSHIPS:
None

FORMER DIRECTORSHIPS:
None

Jamie Moldafsky has served as the Chief Marketing Officer of Wells Fargo & Company, a global banking and financial services company, since 2011 and Executive Vice President, Sales, Marketing, Strategy & Home Equity from 2005 to 2011. Prior to this, she held various marketing, general management and leadership positions at several companies including Whirlpool Corporation, Charles Schwab Corporation, Applause Enterprises, Inc. and American Express Company.

Ms. Moldafsky serves as a member of our Corporate Responsibility & Governance Committee.

QUALIFICATIONS:
Ms. Moldafsky's extensive sales and marketing experience provides the Board with a combination of operational and strategic insights. Her experience in marketing and digital communications provides leadership and innovative thinking which will further the Company's evolution as a global provider of integrated communications.



BOARD SKILLS KEY	Financial $	Global Business 🌐	Leadership 💼	Sales & Marketing 📊	Strategy 🎯	Governance ⚖️

P. Cody Phipps

AGE: 58

DIRECTOR SINCE: 2016

CURRENT DIRECTORSHIPS: None

FORMER DIRECTORSHIPS: Owens & Minor, Inc., Con-Way, Inc., Essendant, Inc.

P. Cody Phipps previously served as the President, Chief Executive Officer and a member of the board of directors of Owens & Minor, Inc., a medical device and supply company from 2015 to 2018. From 2003 until 2015, Mr. Phipps held various leadership positions at Essendant, Inc. (formerly United Stationers, Inc.), a wholesale distributor of workplace supplies, furniture and equipment, including serving as the President, Chief Executive Officer and member of the board of directors from 2011 to 2015. Previously, he was a Partner at McKinsey & Company, Inc., where he co-founded and led its service strategy and operations initiative, which focused on driving operational improvements in complex service and logistic environments.

Mr. Phipps serves as the Chair of our Human Resources Committee and a member of our Audit Committee.

QUALIFICATIONS:
Mr. Phipps' experience as president and chief executive officer of multiple companies helps the Board further the Company's role as a global provider of integrated communications and provides experience in strategic planning and leadership of evolving organizations. His extensive experience as a strategic consultant helps the Board supervise the Company's ongoing drive for operational improvements.



 **BOARD SKILLS KEY**   Financial  Global Business  Leadership  Sales & Marketing  Strategy  Governance

In 2019, the Board met ten times. Each director of the Company during 2019 attended at least 75% of the total number of meetings of the Board and those committees of which the director was a member during the period he or she served as a director.

If any nominee does not stand for election, proxies voting for that nominee may be voted for a substitute nominee selected by the Board. The Board may also choose to reduce the number of directors to be elected at the meeting.

Only directors that receive a majority of the votes cast "FOR" their election will be elected. In the event that an incumbent director is not re-elected, the Company's *Principles of Corporate Governance* require that director to promptly tender his or her resignation. The Board will accept this resignation unless it determines that the best interests of the Company and its stockholders would not be best served by doing so.

The Board recommends that the stockholders vote <u>FOR</u> each of our nominees for director.

2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Our executive compensation program, and the 2019 compensation decisions made thereunder, are tailored to our business strategies, align pay with performance and take into account the feedback received from our investors, as discussed in the *Compensation Discussion & Analysis* beginning on page 19.

The Board Recommends a Vote FOR the Approval, on an Advisory Basis, of the Advisory Resolution on Say-on-Pay

The Say-on-Pay proposal provides stockholders with an annual opportunity to cast an advisory (non-binding) vote to approve the compensation for our named executive officers (our "NEOs"). At the 2017 Annual Meeting, our stockholders indicated a preference for holding such a vote on an annual basis, instead of every two years or every three years.

The Company received an 86.9% vote in support of its executive compensation program in the 2019 Say-on-Pay proposal. During the course of 2019, the Company continued its practice of engaging with stockholders about various corporate governance topics including executive compensation. The feedback received from investors and the results of past advisory votes were taken into consideration by the Board's Human Resources Committee (the "HR Committee") in the review and administration of our program throughout the year and in the evaluation of executive compensation that was conducted in 2019.

As discussed in the *Compensation Discussion & Analysis* beginning on page 19, we believe the 2019 compensation decisions and the overall executive compensation program are tailored to our business strategies, align pay with performance and take into account the feedback received from our investors.

In 2019, compensation for the NEOs was comprised of three major components: base salary, annual incentive compensation and long-term incentive compensation. The NEOs were also eligible to participate in benefit programs generally available to other executives within the Company and other benefits provided to certain executives as further described under *Benefit Programs* beginning on page 28 of this proxy statement.

RRD's compensation philosophy is guided by four principles:

- <u>Market Competitive</u>—Provide target compensation levels that are competitive within the industries and markets in which RRD operates

- <u>Performance Driven</u>—Structure compensation so that our executives share in our short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance

- <u>Balanced</u>—Link pay to performance by making a substantial percentage of total executive compensation variable, or "at risk," through an appropriate balance of annual incentive compensation and long-term incentive awards

- <u>Stockholder Focused</u>—Align a significant portion of executive pay with stockholder interests through equity awards and stock ownership requirements

Consistent with our compensation philosophy, RRD has adopted the following compensation best practices:

Clawback Policy	Awards granted under our time-based restricted stock units, cash incentive plans, stock option grants and performance shares or other performance-based awards are subject to forfeiture in the case of (i) fraud, or willing, knowing or intentional misconduct, (ii) the willful, knowing or intentional violation of RRD's rules or applicable legal or regulatory requirements in the course of an executive officer's employment, or (iii) conduct which results in the achievement of financial results that were subsequently restated due to RRD's material noncompliance with any financial reporting requirement as a result of misconduct by any executive officer.
No Tax Gross-Ups	No NEO is entitled to receive gross-ups for excise taxes or gross-ups on any supplemental benefits or perquisites.
No Dividends or Dividend Equivalents	We do not pay or accrue for dividends on performance share units or restricted stock units.
Limited Perquisites	We provided limited perquisites to executive officers.
Stock Ownership Guidelines	We have meaningful stock ownership guidelines for the executive officers to further strengthen the alignment of management and stockholder interests.
No Repricing	Our equity plans do not permit option repricing or option grants below fair market value.
Risk Management	Employees, directors and certain of their immediate family members are prohibited from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to our stock.
Annual Compensation Review	The HR Committee conducts an annual review of the executive compensation program to determine how well actual compensation targets and levels align with overall philosophy and targeted objectives in comparison to both market data and, where available, peer group data.

For the reasons discussed above, we are asking our stockholders to indicate their support for our NEOs' compensation by voting FOR the following resolution at the 2020 Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the 2019 Summary Compensation Table and the other related tables and disclosures in this Proxy Statement."

This proposal gives our stockholders the opportunity to express their views on the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is an advisory vote and, therefore, it will not bind the Company or our Board. However, the Board and the HR Committee will consider the voting results as appropriate when making future decisions regarding executive compensation.

The Board recommends that the stockholders vote <u>FOR</u> approval, on an advisory basis, of the compensation of our NEOs as disclosed in this proxy statement.

3. RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to audit and express an opinion on the Company's financial statements and internal control over financial reporting for the fiscal year ending December 31, 2020. This appointment is being presented to the stockholders for ratification.

> **The Board Recommends a Vote FOR the Ratification of the Appointment of Deloitte & Touche as our Independent Registered Public Accounting Firm for 2020**

Deloitte has been conducting independent audits of RRD's financial statement and internal control over financial reporting since 2003. Before selecting Deloitte as RRD's independent registered public accounting firm for 2020, the Audit Committee carefully considered the firm's qualifications and its past performance. This consideration included a review of the engagement team, the quality control procedures the firm has established, its reputation for integrity and competence in the fields of accounting and auditing, its experience with similarly-sized companies and similar industries, and its cost effectiveness. The Audit Committee's review also included matters required to be considered under the SEC's rules on auditor independence, including the nature and extent of non-audit services, to ensure that Deloitte's independence will not be impaired. Deloitte likewise conducts periodic internal reviews of its audit work, assesses the adequacy of its partners and other personnel working on RRD's audit and rotates the lead audit partner consistent with independence requirements. Representatives of Deloitte will attend the 2020 annual meeting of stockholders to answer appropriate questions from stockholders and will have the opportunity to make a statement if they desire to do so.

In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. The Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests.

The affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or by proxy at the 2020 Annual Meeting and entitled to vote on the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2020 is required to approve the proposal.

The Board recommends that the stockholders vote <u>FOR</u> the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2020.

COMPANY INFORMATION

THE BOARD'S COMMITTEES AND THEIR FUNCTIONS

The Board has three standing committees. The members of those committees and the committees' responsibilities are described below. Each committee operates under a written charter that is reviewed annually and is posted on the Company's website at the following address: **www.rrd.com**. A print copy of each charter is available upon request.

The table below reflects the membership of the committees and their primary responsibilities.

AUDIT COMMITTEE — Number of Meetings in 2019: 9

Members	Primary Responsibilities	Independence
Timothy R. McLevish (Chair) Irene M. Esteves John C. Pope	• Assists the Board in its oversight of: (1) the integrity of the Company's financial statements and the Company's accounting and financial reporting processes, internal controls and financial statement audits, (2) the Company's compliance with legal and regulatory requirements, (3) the qualifications and independence of the Company's independent registered public accounting firm, and (4) the performance of the Company's internal audit department and the independent registered public accounting firm. • The committee selects, determines fees for, evaluates and, when appropriate, replaces the Company's independent registered public accounting firm.	As required by its charter, each member of the Audit Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. The Board has determined that each of Ms. Esteves, Mr. McLevish and Mr. Pope is an "audit committee financial expert" as such term is defined under the federal securities laws and the NYSE listing rules. Pursuant to its charter, the Audit Committee is authorized to obtain advice and assistance from internal or external legal, accounting or other advisors and to retain third-party consultants, and has the authority to engage independent auditors for special audits, reviews and other procedures.

CORPORATE RESPONSIBILITY & GOVERNANCE COMMITTEE

Number of Meetings in 2019: 4

Members	Primary Responsibilities	Independence
Susan M. Gianinno (Chair) Jamie Moldafsky Jack C. Pope	• Makes recommendations to the Board regarding nominees for election to the Board and recommends policies governing matters affecting the Board and its committees • Develops and implements governance principles for the Company, the Board and its committees • Conducts the regular review of the performance of the Board, its committees and its members • Oversees the Company's responsibilities to its employees • Oversees the Company's responsibilities to the environment	As required by its charter, each member of the Corporate Responsibility & Governance Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. Pursuant to its charter, the Corporate Responsibility & Governance Committee is authorized to obtain advice and assistance from outside advisors and to retain third-party consultants. In addition, it has the sole authority to approve the terms and conditions under which it engages director search firms.

HUMAN RESOURCES COMMITTEE

Number of Meetings in 2019: 7

Members	Primary Responsibilities	Independence
P. Cody Phipps (Chair) Irene M. Esteves Susan M. Gianinno Timothy R. McLevish	• Establishes the Company's overall compensation strategy • Establishes the compensation of the Company's chief executive officer, other senior officers and key management employees • Adopts amendments to, and approves terminations of, certain Company employee benefit plans • Reviews and recommends to the Board the compensation of outside directors	As required by its charter, each member of the HR Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. In addition, in accordance with NYSE listing rules, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a HR Committee member to affirmatively determine each member of the HR Committee is independent. Pursuant to its charter, the HR Committee is authorized to obtain advice and assistance from internal or external legal or other advisors and has the sole authority to engage counsel, experts or consultants in matters related to the compensation of the chief executive officer and other executive officers of the Company (with sole authority to approve any such firm's fees and other retention terms).

Prior to selecting or receiving any advice from any committee advisor (other than in-house legal counsel) and on an annual basis thereafter, the HR Committee must assess the independence of such committee advisors in compliance with any applicable NYSE listing rules and the federal securities laws. The HR Committee must also review and approve, in advance, any engagement of any compensation consultant by the Company for any services other than providing advice to the Committee regarding executive officer compensation. The HR Committee engaged Willis Towers Watson ("WTW") in 2019 as its executive compensation consultant to provide objective analysis, advice and recommendations on executive pay in connection with the HR Committee's decision-making process.

In 2019, in addition the HR Committee's engagement of WTW for executive compensation consulting services, management engaged WTW to provide health and welfare consulting, international pension consulting and compensation survey services.

While WTW provides additional services to the Company under the direction of management, these services have all been approved by the HR Committee. The HR Committee reviewed the work and services provided by WTW and it has determined that (1) these services were provided on an independent basis and (2) no conflicts of interest exist. Factors considered by the HR Committee in its assessment include:

- other services provided to the Company by WTW;

- fees paid by the Company as a percentage of WTW's total revenue;

- WTW's policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide other services;

- WTW reported directly to the HR Committee and not to management on executive officer and director compensation matters, and furthermore, the WTW teams that provide health and welfare and international pension consulting services to RRD are separate from the WTW team that provides executive and director compensation consulting services;

- any business or personal relationships between individual consultants involved in the engagement and HR Committee members;

- whether any Company stock is owned by individual consultants involved in the engagement; and

- any business or personal relationships between our executive officers and WTW or the individual consultants involved in the engagement.

Management, including the Company's executive officers, develops preliminary recommendations regarding compensation matters with respect to the executive officers, other than the chief executive officer, for HR Committee review. The HR Committee then reviews management's preliminary recommendations and makes final compensation decisions. WTW advised the HR Committee on the compensation levels of the Company's executive officers and provided advice related to proposed compensation.

For 2019, the Chair of the HR Committee, along with the Board, worked with WTW to develop preliminary recommendations regarding compensation with respect to our chief executive officer. The HR Committee then reviewed these recommendations and made the final compensation decisions with respect to the CEO. All compensation decisions approved by the HR Committee are shared with the Board.

The HR Committee, with the assistance of its consultants, has reviewed and evaluated the Company's executive and employee compensation practices and has concluded, based on that review, that any risks associated with such practices are not likely to have a material adverse effect on the Company. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long-term incentives, the type of performance metrics used, incentive plan payout leverage, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the HR Committee's oversight of all executive compensation programs. See *Compensation Discussion & Analysis* beginning on page 19 of this proxy statement for further information regarding executive compensation decisions.

POLICY ON ATTENDANCE AT STOCKHOLDER MEETINGS

Directors are expected to attend in person regularly scheduled meetings of stockholders, except when circumstances prevent such attendance. All of the members of the Board attended the Company's 2019 Annual Meeting in person.

CORPORATE GOVERNANCE

Governance Highlights

The Company has a practice of engaging in dialogue with our stockholders about various corporate governance topics. Insights we have gained from these discussions over the years have been helpful to the Board and its committees as they consider and adopt policies and other governance initiatives. In recent years the Company has undertaken a number of governance initiatives including:

- Elimination of a classified board

- Adoption of majority voting

- Elimination of super majority voting

- Amendment of bylaws to allow 10% or greater stockholders to call a special meeting

- Adoption of a policy regarding the independence of compensation consultants (which is now a part of the HR Committee charter)

- Adoption of a clawback policy

- Term limits for Board and Committee Chairs (further description on page 14 of this proxy statement)

- Adoption of Political Activities Disclosure Policy

- Independent Board leadership—Non-executive Chairman and Chief Executive Officer

- All independent directors except for the CEO

- Board compensation heavily weighted toward equity

- Stock ownership guidelines for senior officers and directors

As described in *Compensation Discussion & Analysis* beginning on page 19 of this proxy statement, during 2019 the Company continued its practice of engaging with stockholders about various corporate governance topics, including executive compensation. The Company takes into account such feedback when reviewing and revising aspects of its governance structure and the executive compensation program.

In August 2019, the Board adopted a Stockholder's Rights Plan (the "Plan"). This Plan is intended to ensure that no one person or group acquires undue influence or control of the Company through stock purchases. Pursuant to the Rights Plan, the Rights generally will be exercisable only if a person or group acquires beneficial ownership (including through derivatives) of 10% (or 20% for certain passive institutional investors) or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of the Company's common stock. The Plan will terminate on August 28, 2020, unless amended.

Principles of Corporate Governance

The Board has adopted a set of *Principles of Corporate Governance* to provide guidelines for the Company and the Board to ensure effective corporate governance. The *Principles of Corporate Governance* cover topics including, but not limited to, director qualification standards, Board and committee composition, director access to management and independent advisors, director orientation and continuing education, director retirement age, succession planning and the annual evaluations of the Board and its committees.

The Corporate Responsibility & Governance Committee is responsible for overseeing and reviewing the *Principles of Corporate Governance* and recommending to the Board any changes to those principles. The full text of the *Principles of Corporate Governance* is available through the Corporate Governance link on the Investors page of the Company's web site at the following address: **www.rrd.com** and a print copy is available upon request.

Code of Ethics

The Company maintains its *Principles of Ethical Business Conduct* and the policies referred to therein which are applicable to all directors and employees of the Company. In addition, the Company has adopted a *Code of Ethics* that applies to the chief executive officer and senior financial officers. The *Principles of Ethical Business Conduct* and the *Code of Ethics* cover all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company strongly encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the *Code of Ethics* is necessary, the Company intends to post such information on its website. The full text of each of the *Principles of Ethical Business Conduct* and our *Code of Ethics* is available through the Corporate Governance link on the Investors page of the Company's web site at the following address: **www.rrd.com** and a print copy is available upon request.

Independence of Directors

The Company's *Principles of Corporate Governance* provide that the Board must be composed of a majority of independent directors. No director qualifies as independent unless the Board affirmatively determines that the director has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that each of Mr. McLevish, Mr. Phipps, Mr. Pope, Ms. Esteves, Ms. Gianinno and Ms. Moldafsky are independent in accordance with NYSE requirements and SEC standards. The Board took into account all relevant facts and circumstances in making this determination.

Executive Sessions

The Company's non-management directors meet regularly in executive sessions without management. Executive sessions are led by the Chair of the Board. An executive session is held in conjunction with each regularly scheduled Board meeting. Each committee of the Board also meets in executive session without management in conjunction with each regularly scheduled committee meeting and such sessions are led by the committee Chair.

Board Leadership Structure

The Board has determined that having an independent director serve as Chair of the Board is in the best interest of stockholders at this time. The structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. Based on these factors, the Board believes this is the right model for the Company at this time. The Board periodically reviews its leadership structure. The Board's *Principles of Corporate Governance* provide that, generally, no director may serve as Chair of the Board or any committee for more than three years, provided that the Corporate Responsibility & Governance Committee may recommend to the Board, and the Board may approve, a single extension of the term of a Chair of the Board or any committee for an additional three years once the Chair's initial three-year term has ended and the Corporate Responsibility & Governance Committee may recommend to the Board, and the Board may approve, extending the term of the Chair of the Board or any committee beyond six years if it deems such an extension to be in the best interest of the stockholders and the Company. In addition, service as a Chair of the Board or any committee prior to the 2014 Annual Meeting shall not be considered for purposes of this limitation.

Board and Committee Evaluations

The Board undertakes a three-part annual evaluation process that is coordinated by the Chair of the Corporate Responsibility & Governance Committee which includes: (1) Board and committee self-evaluations; (2) evaluations completed by applicable members of management of the Board and its committees; and (3) interviews of each director conducted by a third-party governance expert. Results of the individual written evaluations are shared with the Chair of the Corporate Responsibility & Governance Committee, the Chair of the Board and the Chief Executive Officer, after which it is determined whether discussions with any individual director concerning performance are necessary. Results are then shared with the Chairs of the applicable committees before being sent to the Board and each committee for their review. The Board has used information provided through the evaluation process to continuously improve its functioning.

Board's Role in Risk Oversight

The Board is actively involved in oversight of risks inherent in the operation of the Company's businesses and the implementation of its strategic plan. The Board performs this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company's business units and corporate functions, the Board addresses the primary risks associated with those units and functions, including IT and cybersecurity risks. In addition, the Board reviews the key risks associated with the Company's strategic plan annually and regularly throughout the year as part of its consideration of the strategic direction of the Company as well as reviewing the output of the Company's risk management process each year.

The Board has delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting, and (c) the Company's compliance with legal and regulatory requirements, provided that the Board overseas IT and cyber security risks.

Each of the other Board committees also oversees the management of Company risks that fall within such committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors, and each committee reports back to the full Board. The Audit Committee oversees risks related to the Company's financial statements, the financial reporting process, other financial matters, certain compliance issues and accounting and legal matters. The Audit Committee, along with the Corporate Responsibility & Governance Committee, is also responsible for reviewing certain major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks. The Corporate Responsibility & Governance Committee also oversees risks related to the Company's governance structure and processes, related person transactions, certain compliance issues and Board and committee structure to ensure appropriate oversight of risk. The HR Committee considers risks related to the attraction and retention of key management and employees and risks relating to the design of compensation programs and arrangements, as well as developmental and succession planning for possible successors to the position of chief executive officer and planning for other key senior management positions.

Nomination of Directors

It is the policy of the Corporate Responsibility & Governance Committee to consider candidates for director recommended by stockholders. In order to recommend a candidate, stockholders must submit the individual's name and qualifications in writing to the committee (in care of the Secretary at the Company's principal executive offices at 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601) and otherwise in accordance with the procedures outlined under *Submitting Stockholder Proposals and Nominations for 2021 Annual Meeting* on page 55 of this proxy statement. The committee evaluates candidates recommended for director by stockholders in the same way that it evaluates any other candidate. The committee also considers candidates recommended by management and members of the Board as well as nominees recommended by stockholders.

In identifying and evaluating nominees for director, the committee takes into account the applicable requirements for directors under the listing rules of the NYSE. In addition, the committee considers other criteria as it deems appropriate and which may vary over time depending on the Board's needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee is a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board's effectiveness as a whole.

The Corporate Responsibility & Governance Committee from time to time has engaged third-party search firms to identify candidates for director, and has used search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Communications with the Board of Directors

The Board has established procedures for stockholders and other interested parties to communicate with the Board. A stockholder or other interested party may contact the Board by writing to the Chair of the Corporate Responsibility & Governance Committee or the other non-management members of the Board to their attention at the Company's principal executive offices at 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601. Any stockholder must include the number of shares of the Company's common stock he or she holds and any interested party must detail his or her relationship with the Company in any communication to the Board. Communications received in writing are distributed to the Chair of the Corporate Responsibility & Governance Committee or non-management directors of the Board as a group, as appropriate, unless such communications are considered, in the reasonable judgment of the Company's Secretary, improper for submission to the intended recipient(s). Examples of communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company's business or communications that relate to improper or irrelevant topics.

STOCK OWNERSHIP

Except as noted below, the table below lists the beneficial ownership of common stock as of March 29, 2020 by all directors and nominees, each of the persons named in the tables in the *Executive Compensation* section of this proxy statement, and the directors and executive officers as a group. The table also lists all institutions and individuals known to hold more than 5% of the Company's common stock, which information has been obtained from filings pursuant to Sections 13(d) and (g) of the Securities and Exchange Act of 1934, as amended. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all common stock beneficially owned set forth opposite their name. Unless otherwise indicated, the percentages shown are based on outstanding shares of common stock as of March 29, 2020.

BENEFICIAL STOCK OWNERSHIP OF DIRECTORS, EXECUTIVES AND LARGE STOCKHOLDERS

Name	Shares	Restricted Stock Units[1]	Stock Options Exercisable on or Prior to 5/31/20	Total Shares (including Director Restricted Stock Units)	Total Shares[2]	% of Total Outstanding
Irene M. Esteves	—	78,361	—	78,361	—	*
Susan M. Gianinno	25,841	80,980	—	106,821	25,841	*
Timothy R. McLevish	21,877	80,980	—	102,857	21,877	*
Jamie Moldafsky	1,861	80,980	—	82,841	1,861	*
P. Cody Phipps	1,861	80,980	—	82,841	1,861	*
John C. Pope[3]	48,318	182,783	—	231,101	48,318	*
Daniel L. Knotts	613,765	—	51,166	613,765	664,931	*
John P. Pecaric	90,510	—	—	90,510	90,510	*
Terry D. Peterson	146,313	—	—	146,313	146,313	*
Douglas D. Ryan	31,037	—	—	31,037	31,037	*
Deborah L. Steiner	47,130	—		47,130	47,130	*
All directors and executive officers as a group (15 persons)	1,237,619	557,275	51,166	1,794,894	1,288,785	*
BlackRock Inc.[4]	11,942,732	—	—	11,942,732	11,942,732	16.7%
The Vanguard Group[5]	4,834,833	—	—	4,834,833	4,834,833	6.8%

* Less than one percent.

(1) Includes all outside director restricted stock units as such restricted stock units are payable in shares of common stock or cash, as determined by the Company, upon termination from the Board of Directors. Includes only those executive officer restricted stock units that will vest prior to May 31, 2020.

(2) Does not include outside director restricted stock units because ownership of the units does not confer any right to ownership of the underlying shares.

(3) Includes 21,318 shares held in trust for Mr. Pope pursuant to a deferred compensation plan.

(4)   Represents shares of RRD's common stock beneficially owned as of December 31, 2019 based on the Schedule 13G/A filed on February 4, 2020 by BlackRock Inc. ("BlackRock"). In such filing, BlackRock lists its principal business address at 55 East 52nd Street, New York, New York 10055 and indicates that it has sole investment authority over all shares and sole voting authority over 11,942,732 shares.

(5)   Represents shares of RRD's common stock beneficially owned as of December 31, 2019 based on the Schedule 13G/A filed on February 12, 2020 by The Vanguard Group ("Vanguard"). In such filing, Vanguard lists its principal business address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355 and indicates that it has sole investment authority over 4,740,514 shares, shared investment authority over 94,319 shares, sole voting authority over 79,795 shares and shared voting authority over 36,188 shares. Beneficial ownership includes 58,131 shares for which Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard, is the beneficial owner as a result of serving as investment manager of collective trust accounts. VFTC directs voting of these shares. Beneficial ownership also includes 57,852 shares for which Vanguard Investments Australia, a wholly-owned subsidiary of Vanguard, is the beneficial owner as a result of its serving as investment manager of Australian investment offerings.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis (this "CD&A") will describe the material components of the executive compensation program applicable to our named executive officers (our "NEOs"). While the discussion in the CD&A is focused on our NEOs, many of our executive compensation programs apply broadly across our executive ranks.

Our NEOs for the fiscal year ended December 31, 2019 were:

- Daniel L. Knotts, our President and Chief Executive Officer and a member of the Board of Directors;

- Terry D. Peterson, our Executive Vice President, Chief Financial Officer;

- John P. Pecaric, our President, RRD Business Services;

- Douglas D. Ryan, our President, RRD Marketing Solutions; and

- Deborah L. Steiner, our Executive Vice President, General Counsel.

EXECUTIVE SUMMARY

2019 Performance Overview

2019 marked our third complete fiscal year as a new RRD. Following the spin-off of Donnelley Financial Solutions and LSC Communications in October 2016, we became a new company, with a new board of directors, a new management team, a new strategy and, significantly, a new capital structure.

Operational Highlights

In 2019, we measured our success by the speed of our transformation, with an emphasis on strengthening our core operations and reducing our debt burden. Key operational highlights included our:

- Continued shift to a more flexible and focused operating model, realizing opportunities to monetize assets and stabilize earnings through:
  - The wind-down of operations in Brazil
  - The sale of our Research and Development Center in Grand Island, New York
  - The sale of our Global Document Solutions business in Europe and entry into a strategic alliance with Paragon Customer Communications to provide a broader set of services in Europe
  - The entry into strategic sales alliances to expand our Marketing Solutions capabilities with
    - ActionIQ, a leading marketing activation platform
    - Doxo, an innovative web and mobile bill payment solution provider

- Targeted investment to extend our capabilities as a multichannel business services and marketing solutions provider with the introduction of new offerings such as:
  - Cloud Direct by RRD^{TM}, a custom add-on to the Salesforce Marketing Cloud that enables marketers to integrate digital and direct mail channels
  - Digicom^{TM}, an e-commerce solution that converts catalogs, circulars and flyers into an interactive, shoppable digital format

Financial Highlights

RRD continues to face significant headwinds from ongoing secular pressure in several of our businesses, as well as labor and materials inflation. It also continues to bear the adverse impact of the 2017 Tax Cuts and Jobs Act, which created one-time tax charges, additional 2019 tax payments, and significantly reduced the deductibility of our interest payments and our resulting net income and operating cash flows. In the face of such challenges, the Board believes focusing on debt reduction and aggressive cost take-out is critical and are key indicators of the success of RRD's long term strategy priorities to reshape and strengthen its core, drive revenue, and improve financial flexibility. RRD's continued efforts to achieve operational excellence, as reflected in the operational highlights above, and its continued focus on cost take-out activities and strategic capital management practices, supported a third consecutive year of strong operating cash flow. These efforts also enabled a further reduction in RRD's total debt by $273 million in 2019, bringing the cumulative reduction since the end of 2016 to $569 million or 24%.

Pay for Performance

While RRD's financial performance, relative to its peers in the business communications and printing industry, has been superior, industry headwinds and RRD's substantial indebtedness coming out of the 2016 spin continue to burden its stock price. Importantly, the total compensation of RRD leadership has declined substantially in alignment with the company's declining stock price. For example, as of December 31, 2019, as shown in the chart below, RRD's CEO, Dan Knotts' realized pay for fiscal year 2019 was 53.6% of his target compensation.



(1)   For purposes of determining realized compensation, the chart above includes base pay, annual incentive payments, the value of RSUs if they had vested on December 31, 2019, and the value of PSUs earned as of December 31, 2019.

(2)   Target Compensation represents 2019 base salary, 2019 target annual incentive plan (AIP) paid in March 2020, and: (i) the prorated grant date target value of RSU awards which vested in March 2020 and (ii) the grant date target value of the 2017-2019 PSU award which vested in March 2020.

(3)   Actual Compensation represents 2019 base salary, 2019 actual annual incentive plan (AIP) paid in March 2020, and: (i) the value realized upon vesting of the RSU awards as of December 31, 2019 and (ii) the value of the 2017-2019 PSU award based on the final performance factor of .566 as of December 31, 2019.

Notably, in addition to the decline in 2019, the realized pay of all senior leadership has declined substantially in prior periods because a substantial portion of compensation is equity-based. Compensation reported in prior periods is based on the grant date value of equity awards assuming full vesting, not the current market value or their likely vesting amount of such awards. The HR Committee believes this realized pay is appropriate for RRD's performance, strongly incentivizes Mr. Knotts and RRD leadership to continue advancing RRD's strategy and growing shareholder value, and is a key indicator of the effectiveness of RRD's compensation program.

2019 Compensation Highlights

The table below sets forth the key decisions that impacted the compensation of our NEOs in 2019. These decisions were made by our HR Committee and were guided by our compensation philosophy, our actual performance, market pay practices and advice from the HR Committee's independent compensation consultant. These decisions and payments were made before the full global extent of COVID-19 became apparent. The HR Committee will consider the business and financial impact to RRD and its stockholders and employees in evaluating 2020 performance in 2021.

Key 2019 Compensation Decisions

Base Salary

Mr. Pecaric and Ms. Steiner are the only NEOs who received base salary adjustments in 2019. Mr. Pecaric received a 5% increase and Ms. Steiner received a 12% increase to better align their compensation with executives at peer companies with similar responsibilities. See page 25 for details.

Annual Incentive Plan ("AIP")

Payouts under our AIP were driven by three components — corporate financial targets of achieving (1) non-GAAP Adjusted Income from Operations of $253 million, (2) non-GAAP Adjusted Net Sales of $6,650.0 million and (3) individual personal performance goals. For 2019, the Company achieved Adjusted Income from Operations ("IFO") of $245.2 million and Adjusted Net Sales of $6,380.4 million[1]. Based on RRD's performance against the corporate financial targets, the AIP plan was funded at 79.6% of target. With the funding percentage as a baseline payout of each NEO's target AIP payment (e.g., 79.6% of target AIP opportunity), the following AIP decisions were made: Mr. Knotts received an AIP payout at the 79.6% baseline. Mr. Ryan received an AIP payout slightly above the baseline at 79.7% based on above-target sales and IFO within his Marketing Solutions segment. Mr. Pecaric received an AIP payout below the baseline at 75.9% based on below-target sales and IFO below within his Business Services segment. Mr. Peterson and Ms. Steiner each received AIP payouts slightly above the baseline, each at 82.0%, based primarily on the above-target performance against individual cost reduction targets.

Long-Term Incentive Plan

For equity grants made under our long-term incentive plan in 2019, continuing to more closely align NEO compensation with the interests of our stockholders, the HR Committee issued long-term incentive awards of which 50% were granted as performance stock units ("PSUs") and the remaining 50% were granted as restricted stock units ("RSUs"). The RSUs issued in March 2019 vest ratably over a three-year period while the PSUs have a three-year performance period which measures the Company's performance against pre-determined non-GAAP adjusted cumulative free cash flow. Due to grant limitations in our Performance Incentive Plan of 2017, only Mr. Knotts, Mr. Peterson and Mr. Pecaric received PSU and RSUs that settle in RRD stock. Awards to all other executive officers, including a portion of Mr. Pecaric's awards, were made with phantom PSUs and phantom RSUs that may be settled in RRD stock or a cash payment equal to the stock price of units vesting. Except where a portion of this CD&A speaks specifically to stock-vesting RSUs and PSUs, all references to RSUs and PSU awards in this CD&A include and describe such phantom awards.

Stockholder Feedback on Pay Programs

In 2019, we continued our practice of engaging with stockholders about various corporate governance topics including executive compensation. Telephonic meetings were held or offered with significant institutional investors to, among other things, gather additional feedback on our compensation programs. In general, the feedback received from stockholders during these meetings with regard to executive compensation was positive and RRD received 86.9% vote in support of its executive compensation programs in the 2019 Say-on-Pay advisory vote.

Based on our stockholder engagement feedback, as well as our Say-on-Pay advisory vote results, we believe our overall executive compensation program was well received by our stockholders as it is tailored to our business strategies, aligned with our pay for performance philosophy and designed to create long-term value for stockholders.

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(1) Our financial performance targets and results under our incentive plans are sometimes based on non-GAAP financial measures which may be further adjusted as permitted by those plans and approved by the HR Committee. These metrics and the related performance targets are relevant only to our executive compensation program and should not be used or applied in other contexts. Please see Appendix A for a reconciliation of GAAP to non-GAAP amounts.

COMPENSATION PROGRAM DESIGN

Compensation Philosophy

Our executive compensation program is designed to align the interests of our stockholders and executive officers while providing a total compensation package that enables us to attract talent, reward existing talent for past performance and motivate future performance. The HR Committee seeks to ensure that the compensation of our executive officers is tied to the achievement of both short-term and long-term performance objectives intended to drive stockholder value.

As a result, our compensation philosophy is guided by four principles:

- Market Competitive—Provide target compensation levels that are competitive within the industries and markets in which we compete for executive talent

- Performance Driven—Structure incentive plans so that executives share in successes and challenges by varying compensation from target levels based on achievement of performance objectives aligned with our annual and multi-year strategy

- Balanced—Link pay to performance by making a substantial percentage of total executive compensation variable, or "at risk" through an appropriate balance of annual and long-term incentive awards

- Stockholder Focused—Align a significant portion of executive pay with long-term stockholder interests through equity awards and stock ownership requirements

Best Practices

Our compensation philosophy and the resulting compensation programs incorporate the following best practices:

Clawback Policy	• Awards granted under our time-based restricted stock units, cash incentive plans, stock option grants and performance shares or other performance-based awards are subject to forfeiture in the case of (i) fraud, or willing, knowing or intentional misconduct, (ii) the willful, knowing or intentional violation of RRD's rules or applicable legal or regulatory requirements in the course of an executive officer's employment, or (iii) conduct which results in the achievement of financial results that were subsequently restated due to RRD's material noncompliance with any financial reporting requirement as a result of misconduct by any executive officer.
No Tax Gross-Ups	• No NEO is entitled to receive gross-ups for excise taxes or gross-ups on any supplemental benefits or perquisites.
No Dividends or Dividend Equivalents	• We do not pay or accrue for dividends on performance share units or restricted stock units.
Limited Perquisites	• We provide limited perquisites to executive officers.
Stock Ownership Guidelines	• We have meaningful stock ownership guidelines for the executive officers to further strengthen the alignment of management and stockholder interests.
No Repricing	• Our equity plans do not permit option re-pricing or option grants below fair market value.
Risk Management	• Employees, directors and certain members of their immediate family members are prohibited from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to our stock.
Annual Compensation Review	• The HR Committee conducts an annual review of the executive compensation program to determine how well actual compensation targets and levels meet our overall philosophy and targeted objectives in comparison to both market data and, where available, peer group data.

Peer Group

On an annual basis, the HR Committee directs Willis Towers Watson to review the Company's compensation peer group. Our 2019 peer group consists of the following 21 companies:

Alliance Data Systems Corporation	Automatic Data Processing, Inc.	Avery Dennison Corporation
Bemis Company, Inc.	Domtar Corporation	Expeditors International of Washington, Inc.
Fidelity National Information Services, Inc.	First Data Corporation	
Graphic Packaging Holding Company	Hub Group Inc.	Fiserv, Inc.
Packaging Corporation of America	Pitney Bowes Inc.	News Corporation
Sealed Air Corporation	Sonoco Products Co.	Quad/Graphics, Inc.
Thomson Reuters Corporation	Veritiv Corporation	The Interpublic Group of Companies, Inc.
		Xerox Corporation

For 2019, Essendant, Inc. was removed from our peer group following its acquisition by a private company.

Based on the assessment of both our peer group and market data, each year the HR Committee determines whether the overall executive compensation program is consistent with our business strategy and objectives and promotes RRD's compensation philosophy. In general, compensation levels for our NEOs are targeted at the 50th percentile of target market and peer group data, but the HR Committee also takes into account the performance, experience, skills, level of responsibility and future potential of each NEO rather than adhering to a specific benchmarked percentage for any of our NEOs.

2019 COMPENSATION DETAIL

The table below sets forth the elements of our 2019 compensation program for our NEOs.

Component	Description/Rationale	Key Characteristics
Base Salary (*See "Base Salary" on page* 25)	• Fixed component of pay • Stable compensation element	• Level of responsibility • Role, responsibilities, experience and individual performance • Skills and future potential • Median of market and peer group data
Annual Incentive Plan (*See "Annual Incentive Plan" on page* 26)	• Variable and at-risk cash bonus plan • Target amount of bonus is determined as a percentage of the individual's base salary • Rewards achievement against specific, pre-set annual corporate financial and individual performance goals • Subject to a payout which ranges from 0% to 200% of target, with no payout for performance below 80% of the corporate income from operations financial target or 90% of the corporate sales financial target	• Corporate financial targets are set by the HR Committee at the start of the year • Individual performance goals are set by each NEO in conjunction with his or her manager and are approved by the HR Committee

Long-Term Incentive Plan
(*See "Long-Term Incentive Plan" on page* 27)
	• Variable and at-risk compensation which link awards to RRD's performance to increase alignment with stockholders through the use of PSUs and RSUs
	• Key component to attract and retain executive officers
	• Annual value intended to be a substantial component of overall compensation package for each NEO
		• Award values are determined based on
		  o Level of responsibility
		  o Individual skills, experience and performance
		  o Median of peer group and market survey data
		• PSUs are tied to achievement of selected financial measures over a three-year performance period and payout can range from 0% to 150%
		• RSUs are time-vested over a three-year vesting period

The compensation program for our NEOs is primarily focused on incentive compensation, putting a significant portion of total compensation at risk. Consistent with our philosophy of aligning the compensation of our executive officers with creating long-term value for our stockholders, heaviest weighting is on long-term incentive compensation. The mix of fixed versus variable compensation at target for our NEOs for 2019 was as follows:



Base Salary

The base salaries of our NEOs were adjusted, effective April 1, 2019, as set forth below. In determining such increases the HR Committee, with guidance from our compensation consultant, considered each NEO's then-current base salary against the base salaries of executives in similar positions in our peer group, market data, and each NEO's individual performance, experience, skills, levels of responsibility and future potential.

Name	Dec. 31, 2018	Dec. 31, 2019	% Change
Daniel L. Knotts	$978,500	$978,500	0%
Terry D. Peterson	$575,000	$575,000	0%
John P. Pecaric	$500,000	$525,000	5%
Douglas D. Ryan	$550,000	$550,000	0%
Deborah L. Steiner	$425,000	$475,000	12%

Annual Incentive Plan

Consistent with our compensation philosophy, the HR Committee sets the corporate financial targets under the AIP for 2019 with the goal of motivating our executive team to meet operational and financial targets to enhance long-term stockholder value. The targets, along with individual performance goals, are set by the HR Committee at the beginning of the year following the presentation of the annual operating budget. The corporate financial targets determine the funding level of the AIP.

The corporate financial targets under the AIP for 2019 were Adjusted Net Sales and Adjusted Income from Operations. The minimum and maximum payout levels range from 0% to 200% of target, with no payout for performance below 90% of the corporate financial target for Adjusted Net Sales and below 80% of the corporate financial target for Adjusted Income from Operations. NEOs do not receive a payout for achievement of individual performance goals unless the threshold corporate financial target is achieved. Thereafter, individual performance goals can modify an NEO's AIP payout upward or downward based on achievement of such goals.

The HR Committee added Adjusted Net Sales as a corporate financial target in 2019 to drive top line growth, while retaining Adjusted Income from Operations as an appropriate measure of operating profitability. Sixty percent of AIP funding was determined by Adjusted Income from Operations and forty percent of AIP funding was determined from Adjusted Net Sales. Adjusted Income from Operations is defined as Income from Operations adjusted for specified items including, for example, restructuring and impairment charges, business acquisitions and divestitures and the adoption of new accounting principles. This initial performance level was set by the HR Committee at the beginning of the year after thorough discussion with management regarding the Company's forecasted performance, and was a challenging goal.

The table below sets forth a description of these targets, as well as 2019 achievement levels.

Target	Metric and Weighting	Achievement
Corporate Financial Targets	• Adjusted Net Sales of $6,650 billion at target (40%)	• Adjusted Net Sales was $6,380.4 billion[1] • Resulted in an achievement level of 95.9% of target
	• Adjusted Income from Operations of $253.0 million at target (60%)	• Adjusted Income from Operations was $245.2 million[1] • Resulted in an achievement level of 96.9% of target
Individual Performance Goals	• Individual performance goals for our NEOs included achievement of working capital targets, productivity and safety targets, and completion of key strategic initiatives	• Most of the NEOs met or exceeded their individual performance goals under the AIP, resulting in little change from the baseline funding percentage of 79.6% of target based on achievement of corporate financial targets. Mr. Knotts achieved his individual performance goals, resulting in an AIP payout of 79.6% (the funding percentage). For the other NEOs the baseline payout was slightly increased or decreased based upon their individual performance, resulting in AIP payouts ranging from 75.9% to 82.0% of their individual AIP target opportunity

[1] Our financial performance targets and results under our incentive plans are sometimes based on non-GAAP financial measures which may be further adjusted as permitted by those plans and approved by the HR Committee. These metrics and the related performance targets are relevant only to our executive compensation program and should not be used or applied in other contexts. Please see Appendix A for a reconciliation of GAAP to non-GAAP amounts.

The AIP target percentages and actual 2019 payouts based on the performance described above are shown in the table below:

Name	AIP Target (%)	AIP Payout at Target ($)	Actual Payout as % of Target (%)	Actual Payout ($)
Daniel L. Knotts	125%	$1,223,125	79.6%	973,608
Terry D. Peterson	80%	$460,000	82.0%	377,145
John P. Pecaric	80%	$420,000	75.9%	318,941
Douglas D. Ryan	80%	$440,000	79.7%	350,590
Deborah L. Steiner	80%	$380,000	82.0%	311,554

Long-Term Incentive Plan

In 2019, fifty percent of our annual grants were PSUs and fifty percent of our annual grants were RSUs. Our PSUs were designed to more closely align the interests of our NEOs with our stockholders, while our RSUs were designed to promote retention of our key executives. The HR Committee determines long-term incentive awards to our NEOs based on a review of grants to executives in similar positions in RRD's peer group, market data, and each NEO's individual performance, experience, skills, level of responsibility and future potential. RSUs and PSUs are settled in shares.

To limit usage of shares available for grant under our Performance Incentive Plan of 2017, except for awards to Mr. Knotts and Mr. Peterson, a portion or all of the awards of RSUs and PSUs in 2019 to the other NEOs were phantom awards (phantom RSUs and phantom PSUs) that may be settled in cash or shares in the HR Committee's discretion. Such phantom awards were granted in the same proportion and with the same vesting terms as the RSU and PSU grants. Except as provided herein, all references to RSUs and PSU awards in this section include and describe such phantom awards.

The PSUs have a three-year performance period which measures the Company's performance against pre-determined cumulative free cash flow targets. Cumulative free cash flow is a non-GAAP metric defined as cash flow from continuing operations less capital expenditures and certain other adjustments. We continue to use cumulative free cash flow as a metric because we believe it appropriately aligns our executive's focus on improving our balance sheet flexibility with investing in our business to drive profitable growth. PSUs can pay out at a range from 0% to 150% of target with no shares earned for performance below 75% of target. The RSUs issued vest ratably over a three-year period.

PSUs granted in 2017 completed their three-year performance period in 2019. The Company achieved adjusted cumulative free cash flow of 78.3% of target during the performance period, resulting in vesting of 56.6% of the target award amount.

In 2019, the HR Committee approved the following grants to our NEOs under our long-term incentive program:

Name	Grant (# of PSUs)	Grant (# of RSUs)
Daniel L. Knotts	453,752	453,752
Terry D. Peterson	107,875	107,875
John P. Pecaric	75,588	75,590
Douglas D. Ryan	64,790	64,791
Deborah L. Steiner	74,607	74,607

Benefit Programs

The Company's benefit programs were established based upon an assessment of competitive market factors and a determination of what was needed to retain high-caliber executives. For 2019, our primary benefits for executives included participation in broad-based plans at the same benefit levels as other employees. These plans included: savings plans, health and dental programs and various insurance programs, including disability and life insurance. In addition, certain executives, including certain of our NEOs, are provided with the following benefits:

- *Supplemental Insurance*: Additional life and disability insurance is provided to enhance the value of our overall compensation program. The premium cost for these additional benefits is included as taxable income for the NEOs and there is no tax gross-up on this benefit.

- *Financial Counseling*: Reimbursement of expenses for financial counseling to provide executives with access to an independent financial advisor of their choice. The cost of these services, if utilized, was included as taxable income for the NEO and there was no tax gross-up on this benefit.

- *Automobile Program*: A monthly automobile allowance which provided eligible executives with an opportunity to use their car for both business and personal use in an efficient manner. This allowance was included as taxable income to the respective NEOs and there was no tax gross-up on this benefit.

- *Executive Physical*: A medical physical examination once per year, including consultations with specialists, dieticians and physiologists, as needed. The cost of these services, if utilized, was included as taxable income for the NEO and there was no tax gross-up on this benefit.

Additionally, certain of our executives, including our NEOs, participated in the following retirement programs, which have been terminated or frozen as described below:

- *Pension Plan*: Qualified Retirement Plans (pension plans), which are described under *Pension Benefits* beginning on page 36 of this proxy statement, were available to employees until December 31, 2011. Because RRD froze its Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under such plans or the related supplemental retirement plan.

- *Supplemental Retirement Plan*: A supplemental retirement plan available to all highly paid executives within RRD, including our NEOs, which is described under *Pension Benefits* beginning on page 36 of this proxy statement, was available until December 31, 2011. This supplemental retirement plan no longer provides benefit accruals because the underlying pension plan described above was frozen as of December 31, 2011. Prior to that, the supplemental retirement plan took into account compensation above limits imposed by the tax laws.

- *Deferred Compensation Plan*: Nonqualified Deferred Compensation Plans were available until December 2019. RRD ceased providing this benefit when it terminated these plans in December 2019.

EMPLOYMENT ARRANGEMENTS

Each of our NEOs entered into an employment agreement with RRD in connection with the assumption of his or her position. In 2019, the Company entered into restated employment letters and change in control agreements with each of its executive officers, including each of the NEOs (other than Mr. Knotts). Each employment agreement sets forth, among other things, the NEO's base salary, target annual bonus opportunity, entitlement to participate in the Company's benefit plans, equity awards, certain perquisites and provisions with respect to certain payments and other benefits upon termination of employment under certain circumstances (such as an involuntary separation from service, as set forth in the respective employment agreement). Mr. Knotts is also entitled to enhanced benefits in the event he is terminated without "cause" or terminates employment for "good reason" in connection with a "change in control" (each as defined in the applicable employment agreement). Please see *Potential Payments Upon a Termination or Change in Control* beginning on page 38 of this proxy statement for a description of the foregoing provisions.

CERTAIN OTHER POLICIES

Operation of the Human Resources Committee

The HR Committee establishes and monitors RRD's overall compensation strategy to ensure that our executive compensation program supports our business objectives and specifically establishes the compensation of the CEO, other senior officers and key management employees.

The HR Committee, with the assistance of Willis Towers Watson ("WTW"), works to analyze competitive market data to determine appropriate base salary levels, annual incentive target levels, and long-term incentive target levels for our executives. In conducting market comparisons, the HR Committee seeks to establish compensation levels that approximate the median of the applicable surveys and peer group. The CEO is not a member of the HR Committee and does not vote on matters concerning executive pay.

With respect to our CEO's pay, the HR Committee conducts an annual performance assessment of the CEO and determines appropriate adjustments to all elements of his pay based on his individual performance and the Company's performance.

For the other executive officers, the CEO makes recommendations to the HR Committee for all elements of pay based on individual performance, market data from our peer group and published survey data. The HR Committee reviews, discusses, modifies, and approves, as appropriate, these recommendations.

The diagram below summarizes the HR Committee's annual process for setting executive pay, which begins in July and concludes the following February.

July	*Review and discuss timeline for setting executive pay*
October	*Review market competitive data including applicable compensation surveys and peer comparisons*
December	*Evaluate overall executive pay program* • Approve proposed annual incentive plan design • Review proposed long-term incentive designs
February	*Finalize executive pay* • Review performance results for prior year and approve payouts of prior long-term incentive grants • Approve the Company's annual operating plan • Approve executive base salaries and annual incentive targets and designs • Approve long-term incentive target and designs

At each of its regularly scheduled meetings throughout the year, the HR Committee reviews the Company's performance under outstanding annual and long-term incentive plans.

Role of the Compensation Consultant

Compensation of executive officers was overseen by the HR Committee, which engaged WTW as its executive compensation consultant to provide objective analysis, advice and recommendations on executive officer compensation and related matters in connection with the HR Committee's decision-making process. WTW regularly attended HR Committee meetings, and reported directly to the HR Committee, not to management, on matters relating to compensation for the executive officers.

WTW provided additional services to RRD not under the direction of the HR Committee, which services were pre-approved by the HR Committee. The HR Committee reviewed the work and services provided by WTW and it determined that (a) such services were provided on an independent basis and (b) no conflicts of interest existed. Factors considered by the HR Committee in its assessment include:

1. Other services provided to the Company by WTW;

2. Fees paid by the Company as a percentage of WTW's total revenue;

3. WTW's policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services;

4. Any business or personal relationships between individual consultants involved in the engagement and HR Committee members;

5. Whether any stock of RRD is owned by individual consultants involved in the engagement; and

6. Any business or personal relationships between the Company's executive officers and WTW or the individual consultants involved in the engagement.

Role of Management

Management, including the CEO and other executive officers, developed preliminary recommendations regarding compensation matters with respect to all executive officers other than the CEO, and provided these recommendations to the HR Committee. The HR Committee then reviewed management's preliminary recommendations and made final compensation decisions, with advice from WTW, as appropriate. The management team was responsible for the administration of the compensation programs once the HR Committee's decisions were finalized.

Risk Assessment

In 2019, the HR Committee, with the assistance of WTW, reviewed and evaluated our executive and employee compensation practices and concluded, based on this review, that any risks associated with such practices are not reasonably likely to have a material adverse effect on the Company. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long-term incentives, the type of performance metrics used, incentive plan payout leverage, possibility that the plan designs could be structured in ways that might encourage gamesmanship, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the HR Committee's oversight of all executive compensation programs.

Tax Deductibility Policy

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally limits to $1 million annually the federal income tax deduction that that a publicly held corporation like RRD may claim for compensation payable to certain of its respective current and former executive officers, but that deduction limitation historically did not apply to performance-based compensation that met certain requirements. As part of Tax Cuts and Jobs Act of 2017, Section 162(m) of the Code was amended, effective for taxable years beginning after December 31, 2017, to expand the scope of executive officers subject to the deduction limitation and also to eliminate the performance-based compensation exception, though the exception generally continues to be available on a "grandfathered" basis to compensation payable under a written binding contract in effect on November 2, 2017 (which has not been subsequently materially amended).

The HR Committee considered the deductibility of compensation for the Company's federal income tax purposes in the design of our programs. In determining compensation for our executive officers, the HR Committee generally considers the extent to which the compensation is deductible, including the effect of Section 162(m) of the Code. In prior years, the HR Committee generally sought to structure some of our executive compensation awards and payments so that they qualified as performance-based compensation exempt from the Section 162(m) of the Code deduction limitation where doing so was consistent with RRD's compensation objectives, but, at the same time, it reserved the right to award nondeductible compensation. The HR Committee will continue to focus on and prioritize its primary goals of structuring compensation programs to attract, motivate and retain executives as well as ensuring that pay aligns with performance and is in the best interests of RRD and its stockholders. Accordingly, achieving these goals may have resulted (and may continue to result, in light of the recent changes in law) in compensation that, in certain cases, is not deductible for federal income tax purposes. The HR Committee has not made significant changes to RRD's executive compensation program for 2019 in response to the changes to Section 162(m) of the Code.

Stock Ownership Guidelines

The HR Committee has established stock ownership guidelines for all NEOs and certain other executives. Consistent with our compensation philosophy, these guidelines are designed to require the Company's executives to have a meaningful equity ownership in RRD, and thereby link their interests with those of our stockholders. These stock ownership guidelines provide that within three years of hire or promotion, all of our NEOs, other than our CEO, must own and retain Company capital stock having a fair market value of 3x their salary and that our CEO must own and retain Company stock having a fair market value of 5x his salary. In the event a NEO does not achieve or make progress toward the required stock ownership level, the HR Committee has the discretion to take appropriate action. As a result of the Company's low stock price, no NEO has achieved their required stock ownership level.

Hedging

The Board of Directors believes that hedging transactions that allow holders to own the Company's securities without the full risks and rewards of ownership separate the holder's interest from those of other stockholders. Accordingly, with respect to RRD securities, the Board adopted a policy forbidding directors, officers, and employees of the Company or its subsidiaries from pledging, holding in a "margin account" at a broker-dealer, short sales, trading in publicly traded options, puts or calls, hedging or any similar transactions or arrangements.

Changes to the Company Compensation Program Following Fiscal Year-End

To ensure continued availability of shares for grant under the Amended and Restated Performance Incentive Plan of 2017, the HR Committee determined to ration the use of equity-based awards. A fixed amount RSUs and PSUs that vest solely in shares of stock of the Company were allocated among the Company's executive leadership team, including the NEOs, in proportion to the intended aggregate economic value of their annual long term incentive awards. To the extent members of the Company's executive leadership team were not able to receive RSUs and PSUs in fulfillment of the full economic value of their annual long term incentive award, such executives received phantom awards of RSUs and PSUs that vest in either cash or Company common stock. Additionally, to further reduce potential equity grants under the Company's Amended and Restated Performance Incentive Plan of 2017, PSUs awarded will pay out upon vesting partially in cash to the extent such payments are in excess of the target award amount.

HUMAN RESOURCES COMMITTEE REPORT

The HR Committee of the Board of Directors of R. R. Donnelley & Sons Company, on behalf of the Board, establishes and monitors the Company's overall compensation strategy to ensure that executive compensation supports the business objectives. In fulfilling its oversight responsibilities, the HR Committee reviewed and discussed with management the Compensation Discussion & Analysis set forth in this proxy statement.

In reliance on the review and discussions referred to above, the HR Committee recommended to the Board that the Compensation Discussion & Analysis be incorporated in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the Company's proxy statement to be filed in connection with the Company's 2020 Annual Meeting of Stockholders.

The HR Committee of R. R. Donnelley & Sons Company

P. Cody Phipps, Chairman
Irene M. Esteves
Susan M. Gianinno
Timothy R. McLevish

EXECUTIVE COMPENSATION

The Summary Compensation Table provides compensation information about our principal executive officer, principal financial officer, and the three most highly compensated executive officers other than the principal executive officer and principal financial officer as of December 31, 2019.

2019 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value ($)[4]	All Other Compensation ($)[5]	Total ($)
Daniel L. Knotts	2019	978,500	—	4,328,794	973,608	229,200	37,806	6,547,908
President and	2018	971,375	—	4,061,026	750,999	—	39,482	5,822,882
Chief Executive Officer	2017	950,000	1,300,000	4,169,980	501,125	157,306	25,300	7,103,711
Terry D. Peterson	2019	575,000	—	1,029,128	377,145	—	35,777	2,017,050
Executive Vice President	2018	568,750	—	972,950	282,440	—	36,067	1,860,207
and Chief Financial Officer	2017	550,000	900,000	1,019,321	185,680	—	51,648	2,706,648
John P. Pecaric	2019	518,750	—	684,302	318,941	73,546	39,637	1,635,176
President—RRD Business	2018	493,750	—	676,832	235,285	—	39,112	1,444,979
Services	2017	475,000	425,000	741,324	160,360	75,722	38,842	1,916,248
Douglas D. Ryan	2019	550,000	—	511,845	350,590	—	33,890	1,446,325
President—RRD Marketing	2018	550,000	250,000	465,320	308,000	—	33,890	1,607,210
Solutions								
Deborah L. Steiner	2019	462,500	40,000	589,395	311,554	—	28,284	1,431,733
Executive Vice President	2018	406,251	52,500	629,239	208,760	—	27,009	1,323,759
Chief Administrative Officer	2017	350,000	141,667	602,318	118,160	—	27,009	1,239,154

(1) The amounts shown in this column for 2017 constitute long-term incentive compensation paid as cash awards (the "Cash Awards") granted under the Company's 2012 Performance Incentive Plan (the "2012 PIP") in 2013 and 2014 of which one-third vested on the anniversary of the grant date. The 2018 amount for Mr. Ryan reflects a one-time sign-on bonus that was paid in 2018. The 2017 amount for Mr. Peterson reflects a one-time sign-on bonus that was paid in 2017. The 2017 amount for Ms. Steiner reflects retention awards that were paid in 2017.

(2) The amounts shown in this column constitute the aggregate grant date fair value of RSUs and PSUs granted during fiscal years 2019, 2018 and 2017 under the 2012 PIP and 2017 PIP. The amounts are valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation — Stock Compensation* (which we refer to as ASC Topic 718). See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assuming the maximum performance level is achieved, the grant date fair value of such awards for each NEO is as follows: $3,246,596 for Mr. Knotts; $771,846 for Mr. Peterson; $540,832 for Mr. Pecaric; $463,572 for Mr. Ryan; and $533,813 for Ms. Steiner.

(3) The amounts shown in this column include payments made under our AIP, which is a subplan of each of the 2012 PIP and 2017 PIP. At the outset of each year, the HR Committee sets performance criteria that are used to determine whether and to what extent the NEOs will receive payments under the AIP. See *Compensation Discussion & Analysis* beginning on page 19 of this proxy statement for further information on the 2019 payments.

(4)   The amounts shown in this column include the aggregate of the increase, if any, in actuarial values of each of the named executive officer's benefits under our Pension Plans and Supplemental Pension Plans.

(5)   Amounts in this column include the value of the following perquisites provided to the NEOs in 2019: (a) an amount for automobile allowance which is the amount actually paid to each NEO; (b) personal tax/financial advice which is valued at actual amounts paid to each provider of such advice; (c) the premium paid by the Company for group term life insurance and supplemental disability insurance; and (d) imputed income from Company provided life insurance. Mr. Knotts is also able to use certain country clubs at which the Company has a business purpose membership for his personal use but to the extent that there is an incremental cost to the Company, Mr. Knotts reimburses the Company for such personal use.

The table below provides further detail regarding the perquisites paid to our NEOs in 2019:

Named Executive Officer		Corporate Automobile Allowance ($)	Personal Tax/ Financial Advice ($)	Supplemental Life Insurance Premium ($)	Supplemental Disability Insurance Premium ($)	Imputed Income from Company Provided Life Insurance ($)	Other ($)	Total ($)
Daniel L. Knotts	2019	16,800	4,120	2,050	14,449	387	—	37,806
Terry D. Peterson	2019	16,800	2,280	10,215	6,095	387	—	35,777
John P. Pecaric	2019	16,800	525	12,415	9,510	387	—	39,637
Douglas D. Ryan	2019	16,800	—	6,995	9,708	387	—	33,890
Deborah L. Steiner	2019	16,800	1,275	3,935	6,139	135	—	28,284

2019 GRANTS OF PLAN-BASED AWARDS

The following table shows additional information regarding: (i) the threshold, target and maximum level of annual cash incentive awards for our NEOs for performance during 2019 under our AIP; and (ii) RSUs and PSUs (including phantom awards) granted in March 2019 that were awarded to help focus their attention on building stockholder value.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stocks or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Daniel L. Knotts	—	244,625	1,223,125	2,446,250	—	—	—	—	—
	3/4/2019	—	—		226,876	453,752	680,628	—	2,164,397
	3/4/2019	—	—		—	—	—	453,752	2,164,397
Terry D. Peterson	—	92,000	460,000	920,000	—	—	—	—	—
	3/4/2019	—	—		53,938	107,875	161,813	—	514,564
	3/4/2019	—	—		—	—	—	107,875	514,564
John P. Pecaric	—	84,000	420,000	840,000	—	—	—	—	—
	3/4/2019	—	—		37,794	75,588	113,382	—	342,147
	3/4/2019	—	—		—	—	—	75,590	342,155
Douglas D. Ryan	—	88,000	440,000	880,000	—	—	—	—	—
	3/4/2019	—	—		32,395	64,790	97,185	—	255,921
	3/4/2019	—	—		—	—	—	64,791	255,924
Deborah L. Steiner	—	76,000	380,000	760,000	—	—	—	—	—
	3/4/2019	—	—		37,304	74,607	111,911	—	294,698
	3/4/2019	—	—		—	—	—	74,607	294,698

(1) In each case, the amount actually earned by each NEO under the Company Annual Incentive Plan is reported as Non-Equity Incentive Plan Compensation in the *2019 Summary Compensation Table*. See *Compensation Discussion & Analysis* beginning on page 19 of this proxy statement for further information on these payments.

(2) Consists of PSUs and phantom PSUs awarded under the 2017 PIP. The awards granted on March 4, 2019 vest in full on the third anniversary of the grant date, to the extent earned by performance results. The PSUs and phantom PSUs can be earned based on a cumulative free cash flow measure over the three-year performance period. The PSUs have no dividend or voting rights and are payable in shares of common stock of the Company upon vesting. The phantom PSUs have no dividend equivalent rights and are payable in stock or cash based on the value of shares of common stock of the Company upon vesting. If employment is terminated other than for reasons of death, disability, or cause, or due to retirement, and (i) if such termination occurs more than 12 months after the performance period begins, the unvested portion of the PSUs and phantom PSUs will vest based on performance results at the end of the performance period on a prorated basis and (ii) if such termination occurs less than 12 months after the performance period begins, the unvested portion of the PSUs and phantom PSUs will be forfeited. NEO employment agreements provide for accelerated vesting of equity awards under certain circumstances. See *Potential Payments Upon Termination or Change in Control* beginning on page 38 of this proxy statement.

(3) Consists of RSUs and phantom RSUs awarded under the 2017 PIP. The awards granted on March 4, 2019 vest in three installments on the anniversary of the grant date. The RSUs have no dividend or voting rights and are payable in shares of common stock of the Company upon vesting. The phantom RSUs have no dividend equivalent rights and are payable in stock or cash based on the value of shares of common stock of the Company upon vesting. If employment is terminated other than for reasons of death, disability, or cause, or due to retirement, the RSU or phantom RSU installment vesting after termination of employment shall vest based on a proration of the installment period. NEO employment agreements provide for accelerated vesting of equity awards under certain circumstances. See *Potential Payments Upon Termination or Change in Control* beginning on page 38 of this proxy statement.

(4) Grant date fair value with respect to the awards is determined in accordance with ASC Topic 718. See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR-END

The following table shows certain information about unexercised options and unvested stock awards at December 31, 2019. All amounts below have been adjusted to give effect to the 1-for-3 reverse stock split that was effective October 1, 2016.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3][4]
Daniel L. Knotts	14,500	—	21.48	3/1/2022	—	—	—	—
	36,666	—	32.29	2/25/2020	—	—	—	—
	—	—	—	—	718,306	2,837,309	914,536	3,612,417
Terry D. Peterson	—	—	—	—	171,465	677,287	218,892	864,623
John P. Pecaric	—	—	—	—	120,157	474,620	153,806	607,534
Douglas D. Ryan	—	—	—	—	103,090	407,206	102,931	406,577
Deborah L. Steiner	—	—	—	—	115,151	454,846	144,660	571,407

Note: Multiple awards have been aggregated where the expiration date and the exercise price of the instruments are identical.

(1) In connection with RRD's spinoff of LSC Communications and Donnelly Financials Solutions 2016, certain option awards held by Mr. Knotts were converted and adjusted into options to purchase the common stock of each of each company.

(2) The following table provides information with respect to the vesting of each NEO's outstanding unvested restricted stock units over RRD common stock that are set forth in the above table.

Vesting Date	Knotts	Peterson	Pecaric	Ryan	Steiner
3/2/2020	153,596	37,006	26,074	12,714	23,351
3/3/2020	127,913	31,267	22,740	—	18,476
3/4/2020	151,251	35,958	25,196	21,597	24,869
11/1/2020	—	—	—	12,871	—
3/2/2021	443,829	106,334	73,971	50,855	68,770
3/4/2021	151,250	35,959	25,198	21,597	24,869
3/4/2022	605,003	143,833	100,784	86,387	99,476

(3) Assumes a closing price per share of $3.95 on December 31, 2019, the last trading day of the year.

(4) Reflects that performance on unearned shares for the 2017, 2018, and 2019 grants are tracking below target for such awards. As such, the values included in this column reflects the target payment value of these unearned shares.

2019 OPTION EXERCISES AND STOCK VESTED

The following table shows information regarding the value of options exercised and RSUs and PSUs that vested during 2019.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Daniel L. Knotts	—	—	280,585	1,446,919
Terry D. Peterson	—	—	59,942	285,280
John P. Pecaric	—	—	49,207	252,345
Douglas D. Ryan	—	—	25,583	123,997
Deborah L. Steiner	—	—	28,703	145,445

(1) Represents the vesting of RSUs and other similar instruments under the Company's equity plans.

(2) Value realized on vesting of RSUs is the fair market value on the date of vesting. For RSUs that vested on March 2, 2019, fair market value is based on the closing price of $5.36, RSUs that vested on October 1, 2019, fair market value is based on the closing price of $3.79 and RSUs that vested on November 1, 2019, the fair market value is based on the closing price of $4.34 as reported on the NYSE.

PENSION BENEFITS

Generally, effective December 31, 2011, the Company froze benefit accruals under all of its then-existing Federal income tax qualified U.S. defined benefit pension plans (collectively referred to as the Qualified Retirement Plans) that were still open to accruals. Therefore, beginning January 1, 2012, participants generally ceased earning additional benefits under the Qualified Retirement Plans. Thereafter, the Qualified Retirement Plans were merged into one Qualified Retirement Plan and generally no new participants will enter this plan. Before the Qualified Retirement Plans were frozen, accrual rates varied based on age and service. Accruals for the plans were calculated using compensation that generally included salary and annual cash bonus awards. The Qualified Retirement Plan is funded entirely by the Company with contributions made to a trust fund from which the benefits of participants are paid.

The amount of annual earnings that may be considered in calculating benefits under a Federal income tax qualified pension plan is limited by law. The U.S. Internal Revenue Code also places other limitations on pensions that can accrue under tax qualified plans. Prior to being frozen, to the extent an employee's pension would have accrued under one of the Qualified Retirement Plans if it were not for such limitations, the additional benefits were accrued under an unfunded supplemental pension plan (referred to as the "SERP"). On December 31, 2019, approximately 189 individuals were covered by the SERP as active employees or terminated employees with vested benefits who did not receive payments in 2019, and in 2019 approximately 132 individuals received payments from the SERP. Prior to a change in control of the Company, the SERP is unfunded and provides for payments to be made out of the Company's general assets. Because the Company froze the Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under the Qualified Retirement Plan or the related SERP.

Some participants in the Qualified Retirement Plan, including those that have a cash balance or pension equity benefit, can elect to receive either a life annuity or a lump sum amount upon termination. Other participants will receive their Qualified Retirement Plan benefit in the form of a life annuity. Under a life annuity benefit, benefits are paid monthly after retirement for the life of the participant or, if the participant is married or chooses an optional benefit form, generally in a reduced amount for the lives of the participant and spouse or other named beneficiary.

Mr. Peterson, Mr. Ryan and Ms. Steiner were hired after the Qualified Retirement Plan was frozen and thus they are not participants in the Qualified Retirement Plan or the SERP. For Mr. Knotts and Mr. Pecaric, the table below shows the present value of their accumulated benefit under the Qualified Retirement Plan and the SERP as of December 31, 2019.

See Note 9 to the Consolidated Financial Statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2019 for a discussion of the relevant assumptions used in calculating the present value of the current accrued benefit with respect to each NEO under the Qualified Retirement Plan and the SERP set forth in the table below.

2019 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Daniel L. Knotts	Pension Plan	25	361,895	—
	SERP	25	774,941	—
John P. Pecaric	Pension Plan	26	383,321	—
	SERP	26	96,576	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

TERMINATION OTHER THAN AFTER A CHANGE IN CONTROL

MR. KNOTTS

The Company entered into an employment agreement with Mr. Knotts in 2016 (the "Knotts Employment Agreement") in connection with his appointment as President and CEO. The agreement provides for severance in the event Mr. Knott's employment is terminated by the Company without "Cause" or by Mr. Knotts for "Good Reason" (in each case, as defined in Mr. Knott's agreement.

OTHER NEOs

All of our NEOs (other than Mr. Knotts) entered into restated employment letters with the Company in 2019 entitling them to receive severance under the terms of the Company's Senior Leadership Separation Pay Plan ("SLSPP"). For each NEO other than Mr. Knotts, the SLSPP provides for payments of certain benefits, as described below, upon termination of employment.

The purpose of the SLSPP is to provide certain severance benefits to key employees of the Company, including the NEOs, other than Mr. Knotts. Under the SLSPP, if an eligible employee is terminated without cause or if an eligible employee resigns for good reason (in each case, as defined in the SLSPP), each a "Qualifying Termination," then, the eligible employee is eligible to receive the following benefits:

1. An amount equal to 1.5x of the eligible employee's annualized total compensation (as defined in the SLSPP), payable in equal periodic installments over an 18-month period;

2. A lump-sum amount equal to the amount, if any, that would have been payable to the executive officer under the Company's annual bonus program for the calendar year in which the separation from service occurs had such executive officer remained employed through such calendar year, based on the Company's actual performance and pro-rated based on the number of days the executive officer was employed by the Company during the calendar year (the "Pro-Rata Bonus");

3. Continued COBRA coverage (subsidized by the Company at active employee rates) under the Company's medical (including the executive officer physical program), dental and vision plans for 18 months; and

4. Continued coverage (paid by the Company) under the executive officer's separate individual life and disability policies and financial planning benefit, in each case, for 18 months.

In addition, the executive officer must execute and comply with a separation agreement, which, among other things, will include restrictive covenants, such as an 18-month post-termination noncompete, an 18-month post termination customer non-solicit, a 24-month post-termination employee non-solicit and a perpetual confidentiality clause.

The benefits to be provided to each NEO in each of those situations are described in the tables below, which assume that the termination took place on December 31, 2019.

TERMINATION AFTER A CHANGE IN CONTROL

MR. KNOTTS

The Knotts Employment Agreement provides for severance benefits in the event Mr. Knott's employment is terminated by the Company without "Cause" or by Mr. Knotts for "Good Reason" (in each case, as defined in the Knotts Employment Agreement) following a Change in Control (as defined in the Knotts Employment Agreement). Mr. Knotts is not entitled to tax gross-ups upon a termination after a Change in Control (as defined in his employment agreement). The Knotts Employment Agreement provides that, if an excise tax is triggered, his Change in Control payments will be reduced below the threshold triggering the excise tax if the net, after-tax benefit to Mr. Knotts is higher.

OTHER NEOs

Each NEO, other than Mr. Knotts, is a party to a Change in Control Agreement, which provides for enhanced severance upon a qualifying termination in connection with a change in control (as defined in the change in control agreements). Specifically, in the event of a termination by the Company for reasons other than cause or on account of the executive officer's death, or if the executive officer resigns for good reason (in each case, as defined in the Change in Control Agreement) during the 24-month period following the date of a change in control, the executive officer is eligible to receive:

1. A lump-sum cash payment equal to 2.0x the executive officer's annualized total compensation (as defined in the Change in Control Agreement); provided that, in some instances, such amount may be paid in equal regular installments over a 24-month period;

2. A lump-sum amount equal to the amount, if any, that would have been payable to the executive officer under the Company's annual bonus program for the calendar year in which the separation from service occurs had such executive officer remained employed through such calendar year, based on the Company's actual performance and pro-rated based on the number of days the executive officer was employed by the Company during the calendar year;

3. Continued COBRA coverage (subsidized at active employee rates) under the Company's medical (including the executive officer physical program), dental and vision plans for a period of 18 months; and

4. Continued coverage (paid by the Company) under the executive officer's separate individual life and disability policies and the executive officer's financial planning benefit, in each case, for a period of 24 months.

POTENTIAL PAYMENT OBLIGATIONS UNDER EMPLOYMENT AGREEMENTS UPON TERMINATION OF EMPLOYMENT

The following tables set forth our payment obligations under Mr. Knott's employment agreement and each other NEO's rights under the SLSPP upon a termination of the employment of our NEOs. The tables do not include payments or benefits that do not discriminate in scope, terms or operation in favor of the NEOs and are generally available to all salaried employees, or pension payments that are discussed in the *Pension Benefits* section beginning on page 36 of this proxy statement.

Unless otherwise noted, the descriptions of the payments below are applicable to all of the tables relating to potential payments upon termination or termination after a change in control.

Disability or Death—To the extent that a NEO participates in our pension plan, such NEO could be entitled to pension benefits upon death or disability according to the terms of the pension plan. The employment agreements provide that in the event of disability or death, in addition to payments under the Company's disability benefits plan or life insurance program, as applicable, and each as available to all salaried employees, each NEO is entitled to benefits paid under a supplemental disability insurance policy or supplemental life insurance policy, as applicable, maintained by the Company for the NEO's benefit. Pursuant to the terms of the Company's AIP, each NEO is also entitled to his or her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid and as available to all salaried employees.

Additionally, all unvested equity awards held by each NEO will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

Equity Acceleration—Pursuant to the terms of the SLSPP, equity awards for all NEOs other than Mr. Knotts are treated in accordance with the underlying equity award agreements. All agreements for awards through 2018 specify that all equity awards are forfeited in the event of termination by the Company for any reason (other than death, disability or following a change of control) or in the event of the resignation of the NEO. Agreements for awards made after 2018 specify that the NEOs will receive a pro rata portion of their award in the event of a retirement or if the NEO is terminated by the Company without Cause or for Good Reason. In all other cases (other than death, disability or following a change of control), the awards will be forfeited. With respect to Mr. Knotts, all outstanding equity awards will vest in the event Mr. Knotts employment is terminated by the Company without Cause or if Mr. Knotts resigns for Good Reason. All NEOs, including Mr. Knotts, are generally entitled to immediate vesting of all outstanding equity awards upon termination following a change of control (as defined in the applicable performance incentive plan) under the terms of such performance incentive plan.

Value of accelerated RSUs is the fair market value on the date of termination. Value of accelerated PSUs is the fair market value on the date of determination. For purposes of the tables, fair market value is the closing price on December 31, 2019 (the last trading day of the fiscal year) of $3.95.

Health Care Benefits—The SLSPP provides that, after resignation for good reason or termination without cause, the Company will continue providing medical (including the executive officer physical program), dental, and vision coverage to the NEO that the NEO was eligible to receive immediately prior to such termination for a period of time under COBRA subsidized by the Company at active employee rates. For Mr. Knotts, this period is 24 months after such resignation or termination before a Change in Control, and the last day of the second calendar year following the calendar year in which such termination occurs after a Change in Control. For Mr. Peterson, Mr. Pecaric, Mr. Ryan and Ms. Steiner this period is 18 months after such resignation or termination. In the event of resignation other than for good reason or termination with Cause, the NEO is entitled to the same benefits as all other employees would be entitled to after termination. Benefits payable upon disability or death are described above in "Disability or Death."

280G Tax Treatment—Upon a change in control (as defined in Section 4999) of the Company, an NEO may be subject to certain excise taxes under Section 4999 of the Internal Revenue Code with respect to payments that are treated as excess parachute payments under Section 280G. With respect to Mr. Knotts, the Company will reduce the amount of the payments the NEO would otherwise be entitled to receive to below the threshold triggering the excise taxes under Section 4999, provided that the net, after-tax benefit to the NEO is higher.

The tables assume that termination, including termination following a Change in Control, took place on December 31, 2019 based on the arrangements in place with each NEO on such date.

Mr. Knotts, the Company's President and Chief Executive Officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)	Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	1,957,000[1]	—	2,925,715[2]	—[3]	—
Bonus	2,446,250[1]	—	3,657,144[2]	—[4]	—[4]
Lump Sum	—	—	75,000[2]	—	—
Equity:[5]					
Restricted Stock Units[6]	2,837,309	—	2,837,309	2,837,309	2,837,309
Performance Stock Units[7]	—	—	2,702,369	2,702,369	2,702,369
Benefits and Perquisites:[8]					
Post-Termination Health Care	21,602	—	21,602	—	—
Supplemental Life Insurance	4,100	—	4,100	—	2,000,000[9]
Supplemental Disability Insurance	28,898	—	28,898	2,890,000[10]	—
Financial Planning	24,000	—	24,000	—	—
Car Allowance	33,600	—	33,600	—	—
Total:	7,352,759	—	12,309,737	8,429,678	7,539,678

(1) Mr. Knotts is entitled to 2x base salary and 2x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(2) Mr. Knotts is entitled to 2.99x base salary and 2.99x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Knotts is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2019, Mr. Knotts would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan. Mr. Knotts is also entitled to a lump sum in the event of a Change in Control.

(3) Mr. Knotts is entitled to the same 50% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Knotts is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as, and to the extent that, all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Knotts would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) Assumes a price per share of $3.95 on December 31, 2019.

(6) All unvested equity awards held by Mr. Knotts will immediately vest under the terms of the 2012 and 2017 PIP.

(7) All unvested PSU awards held by Mr. Knotts will forfeit upon a Resignation for Good Reason or Termination Without Cause (without a Change in Control) and vest at 50% (or actual, if greater) under the terms of the 2012 and 2017 PIP for Change in Control, Disability or Death scenarios.

(8) Except as disclosed, Mr. Knotts receives the same benefits that are generally available to all salaried employees upon death or disability.

(9) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Knotts in excess of the amount generally available to all salaried employees.

(10) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Knotts in excess of the amount generally available to all salaried employees.

Mr. Peterson, the Company's Executive Vice President and Chief Financial Officer, would be entitled to the following:

	Termination Without Cause ($)	Termination With Cause ($)	Termination Without Cause after a Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	862,500[1]	—	1,150,000[2]	—[3]	—
Bonus	690,000[1]	—	920,000[2]	—[4]	—[4]
Equity:[5]					
Restricted Stock Units[6]	117,908	—	677,287	677,287	677,287
Performance Stock Units[7]	—		645,365	645,365	645,365
Benefits and Perquisites:[8]					
Post-Termination Health Care	10,423	—	10,423	—	—
Supplemental Life Insurance[9]	15,323	—	20,430	—	2,000,000
Supplemental Disability Insurance[10]	9,143	—	12,190	2,252,667	—
Financial Planning	18,000	—	24,000	—	—
Car Allowance	—	—	—	—	—
Total:	1,723,297	—	3,459,695	3,575,318	3,322,652

(1) Upon a Termination Without Cause, Mr. Peterson is entitled to 1.5x Annualized Total Compensation (base salary and target annual bonus) as if all targets and objectives had been met, paid over the applicable severance period.

(2) Upon Termination Without Cause after a Change in Control, Mr. Peterson is entitled to 2x Annual Total Compensation if all targets and objectives had been met. Mr. Peterson is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2019, Mr. Peterson would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan.

(3) Mr. Peterson is entitled to the same 50% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Peterson is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Peterson would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) Assumes a price per share of $3.95 on December 31, 2019.

(6) All unvested RSU awards held by Mr. Peterson will immediately vest upon disability or death, pursuant to the terms of the applicable award agreements. Mr. Peterson is also entitled to a pro rata portion of unvested RSUs upon a Termination without Cause.

(7) Mr. Peterson's unvested PSU awards will forfeit upon a Termination with Cause without a change in control. His 2017 and 2018 unvested PSUs will vest at 50% (or actual, if greater) under the terms of the 2012 and 2017 PIP in the event of a Change in Control, disability or death; and his 2019 unvested PSUs will be prorated if the termination occurs at least 12 months from the beginning of the performance period.

(8) Except as disclosed, Mr. Peterson receives the same benefits that are generally available to all salaried employees upon death or disability.

(9) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Peterson in excess of the amount generally available to all salaried employees.

(10) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Peterson in excess of the amount generally available to all salaried employees.

Mr. Pecaric, the Company's President, RRD Business Services, would be entitled to the following:

	Termination Without Cause ($)	Termination With Cause ($)	Termination Without Cause after a Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	787,500 [(1)]	—	1,050,000 [(2)]	— [(3)]	—
Bonus	630,000 [(1)]	—	840,000 [(2)]	— [(4)]	— [(4)]
Equity:[(5)]					
Restricted Stock Units[(6)]	82,618	—	474,620	474,620	474,620
Performance Stock Units[(7)]	—		453,053	453,053	453,053
Benefits and Perquisites:[(8)]					
Post-Termination Health Care	10,458	—	10,458	—	—
Supplemental Life Insurance[(9)]	18,623	—	24,830	—	2,000,000
Supplemental Disability Insurance[(10)]	14,265	—	19,020	1,755,333	—
Financial Planning	18,000	—	24,000	—	—
Car Allowance	—	—	—	—	—
Total:	1,561,464	—	2,895,981	2,683,007	2,927,673

(1) Upon a Termination Without Cause, Mr. Pecaric is entitled to 1.5x Annualized Total Compensation (base salary and target annual bonus) as if all targets and objectives had been met, paid over the applicable severance period.

(2) Upon Termination Without Cause after a Change in Control, Mr. Pecaric is entitled to 2x Annual Total Compensation if all targets and objectives had been met. Mr. Pecaric is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2019, Mr. Pecaric would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan.

(3) Mr. Pecaric is entitled to the same 50% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Pecaric is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Pecaric would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) Assumes a price per share of $3.95 on December 31, 2019.

(6) All unvested RSU awards held by Mr. Pecaric will immediately vest upon disability or death, pursuant to the terms of the applicable award agreements. Mr. Pecaric is also entitled to a pro rata portion of unvested RSUs upon a Termination without Cause.

(7) Mr. Pecaric's unvested PSU awards will forfeit upon a Termination with Cause without a change in control. His 2017 and 2018 unvested PSUs will vest at 50% (or actual, if greater) under the terms of the 2012 and 2017 PIP in the event of a Change in Control, disability or death; and his 2019 unvested PSUs will be prorated if the termination occurs at least 12 months from the beginning of the performance period.

(8) Except as disclosed, Mr. Pecaric receives the same benefits that are generally available to all salaried employees upon death or disability.

(9) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Pecaric in excess of the amount generally available to all salaried employees.

(10) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Pecaric in excess of the amount generally available to all salaried employees.

Ms. Steiner, the Company's Executive Vice President and General Counsel, would be entitled to the following:

	Termination Without Cause ($)	Termination With Cause ($)	Termination Without Cause after a Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	712,500[1]	—	950,000[2]	—[3]	—
Bonus	570,000[1]	—	760,000[2]	—[4]	—[4]
Equity:[5]					
Restricted Stock Units[6]	81,548	—	454,846	454,846	454,846
Performance Stock Units[7]	—		433,052	433,052	433,052
Benefits and Perquisites:[8]					
Post-Termination Health Care	9,002	—	9,002	—	—
Supplemental Life Insurance[9]	5,903	—	7,870	—	2,000,000
Supplemental Disability Insurance[10]	9,209	—	12,278	3,832,667	—
Financial Planning	18,000	—	24,000	—	—
Car Allowance	—	—	—	—	—
Total:	1,406,162	—	2,651,049	4,720,565	2,887,899

(1) Upon a Termination Without Cause, Ms. Steiner is entitled to 1.5x Annualized Total Compensation (base salary and target annual bonus) as if all targets and objectives had been met, paid over the applicable severance period.

(2) Upon Termination Without Cause after a Change in Control, Ms. Steiner is entitled to 2x Annual Total Compensation if all targets and objectives had been met. Ms. Steiner is also entitled to her pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2019, Ms. Steiner would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan.

(3) Ms. Steiner is entitled to the same 50% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Ms. Steiner is entitled to her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Ms. Steiner would have been entitled to her annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) Assumes a price per share of $3.95 on December 31, 2019.

(6) All unvested RSU awards held by Ms. Steiner will immediately vest upon disability or death, pursuant to the terms of the applicable award agreements. Ms. Steiner is also entitled to a pro rata portion of unvested RSUs upon a Termination without Cause.

(7) Ms. Steiner's unvested PSU awards will forfeit upon a Termination with Cause without a change in control. Her 2017 and 2018 unvested PSUs will vest at 50% (or actual, if greater) under the terms of the 2012 and 2017 PIP in the event of a Change in Control, disability or death; and her 2019 unvested PSUs will be prorated if the termination occurs at least 12 months from the beginning of the performance period.

(8) Except as disclosed, Ms. Steiner receives the same benefits that are generally available to all salaried employees upon death or disability.

(9) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Ms. Steiner in excess of the amount generally available to all salaried employees.

(10) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Ms. Steiner in excess of the amount generally available to all salaried employees.

Mr. Ryan, the Company's President, RRD Marketing Solutions, would be entitled to the following:

	Termination Without Cause ($)	Termination With Cause ($)	Termination Without Cause after a Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	825,000 [1]	—	1,100,000 [2]	— [3]	—
Bonus	660,000 [1]	—	880,000 [2]	— [4]	— [4]
Equity: [5]					
Restricted Stock Units [6]	70,816	—	407,206	407,206	407,206
Performance Stock Units [7]	—		331,249	331,249	331,249
Benefits and Perquisites: [8]					
Post-Termination Health Care	4,832	—	4,832	—	—
Supplemental Life Insurance [9]	10,493	—	13,990	—	2,000,000
Supplemental Disability Insurance [10]	14,561	—	19,415	2,272,000	—
Financial Planning	18,000	—	24,000	—	—
Car Allowance	—	—	—	—	—
Total:	1,603,702	—	2,780,691	3,010,454	2,738,454

(1) Upon a Termination Without Cause, Mr. Ryan is entitled to 1.5x Annualized Total Compensation (base salary and target annual bonus) as if all targets and objectives had been met, paid over the applicable severance period.

(2) Upon Termination Without Cause after a Change in Control, Mr. Ryan is entitled to 2x Annual Total Compensation if all targets and objectives had been met. Mr. Ryan is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2019, Mr. Ryan would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan.

(3) Mr. Ryan is entitled to the same 50% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Ryan is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Ryan would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) Assumes a price per share of $3.95 on December 31, 2019.

(6) All unvested RSU awards held by Mr. Ryan will immediately vest upon disability or death, pursuant to the terms of the applicable award agreements. Mr. Ryan is also entitled to a pro rata portion of unvested RSUs upon a Termination without Cause.

(7) Mr. Ryan's unvested PSU awards will forfeit upon a Termination with Cause without a change in control. His 2017 and 2018 unvested PSUs will vest at 50% (or actual, if greater) under the terms of the 2012 and 2017 PIP in the event of a Change in Control, disability or death; and his 2019 unvested PSUs will be prorated if the termination occurs at least 12 months from the beginning of the performance period.

(8) Except as disclosed, Mr. Ryan receives the same benefits that are generally available to all salaried employees upon death or disability.

(9) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Ryan in excess of the amount generally available to all salaried employees.

(10) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Ryan in excess of the amount generally available to all salaried employees.

CEO PAY RATIO DISCLOSURE

In accordance with Item 402(u) of Regulation S-K, public companies are required to disclose the ratio of the median annual total compensation of all employees other than the CEO to the annual total compensation of the CEO. In accordance with this rule, we are providing the following information about the relationship of the median annual total compensation of our employees and the annual total compensation of Daniel L. Knotts, our CEO. The SEC rule permits a company to identify its median employee only once every three years, unless there has been a change in its employee population or employee compensation arrangements that the company reasonably believes would result in a significant change in the pay ratio disclosure. There has been no change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to the pay ratio disclosure. Therefore, we elected to use the same median employee we identified in 2017 for purposes of calculating the CEO pay ratio for 2019.

For the fiscal year ended December 31, 2019, the annual total compensation of our previously identified median employee was $32,004 and the annual total compensation of Mr. Knotts as set forth in the summary compensation table on page 32 of this proxy statement was $6,547,908. Based on this information, the ratio of the annual total compensation of Mr. Knotts to the median of the annual total compensation of all employees was estimated to be 205 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on payroll and employment records and the methodologies described below. Annual total compensation was calculated in accordance with the requirements of Item 402(c)(x) of Regulation S-K. With respect to the CEO, we used the amount reported as total compensation in the summary compensation table included in this proxy statement.

As of December 31, 2017, our employee population consisted of approximately 44,600 employees globally, consisting of our full-time, part-time, temporary and seasonal employees. To identify our median employee in 2017 we pulled annual base salary and hourly wages (including overtime) for approximately 42,700 employees as of December 31, 2017, excluding the employees described below. No cost-of-living adjustment was applied and we used an exchange rate based on the monthly average for December 2017 to convert salaries and wages to comparable US dollar amounts.

In accordance with SEC rules and interpretations, for purposes of this calculation, we excluded 1,923 employees from the following countries based on the small number of employees in each such country: Costa Rica (27 employees), Czech Republic (294 employees), Grenada (6 employees), Guatemala (13 employees), Honduras (41 employees), Mexico (835 employees), Saint Lucia (7 employees), Sri Lanka (680 employees) and Trinidad and Tobago (20 employees).

This process resulted in a median group consisting of several employees and a representative employee was selected in accordance with SEC guidance. Our resulting median employee is located in Asia.

The SEC's rules for identifying our median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions to reflect the employee population and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio determined above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION PROGRAM

Pursuant to the Company's director compensation program, each non-employee director receives an annual cash retainer of $105,000 and an annual equity retainer of RSUs with a fair market value of $140,000. In addition, each director will also receive, as applicable, the following additional cash and equity retainers:

Cash:

- $25,000, for serving as the Chair of the Audit or HR Committees
- $20,000, for serving as Chair of the Corporate Responsibility & Governance Committee
- $75,000, for serving as Chair of the Board

Equity:

- $75,000, for serving as the Chair of the Board

Director RSUs cliff vest on the third anniversary of grant, with the opportunity to defer vesting of RSUs until termination of service on the Board. In the event of termination of service on the Board prior to a vesting date, all RSUs will vest. Dividend equivalents on the awards are deferred (credited with interest quarterly at the same rate as five-year U.S. government bonds) and paid out in cash with the corresponding RSU.

Fair market value is defined as the closing price of the Company's stock on the date of grant.

With the assistance of WTW, the foregoing compensation program is reviewed annually by the Company's HR Committee, taking into account the compensation and practices of the Company's peer group. Based on this review, no changes were made to the director compensation program in 2019 from the prior year.

Pension

Under the Wallace Computer Services Directors Pension Plan, Mr. Pope began receiving quarterly payments of $6,250 upon reaching age 70 and will continue receiving such payments until the balance in his pension account has been paid out. As of December 31, 2019, Mr. Pope had a balance of $156,250. No other director will receive payments under this plan as the plan is frozen.

Mr. Pope also receives a benefit under the Moore Wallace Capital Accumulation Plan for Directors. Under this plan, Mr. Pope receives an annual payment of $5,331, continuing until age 80. No other director receives payments under this plan and the plan is frozen.

Benefits

Non-employee directors may also elect to participate in the Company's medical benefit plans. Any director who so elects pays the full cost of participation as if such director were a retiree of the Company.

Stock Ownership Requirements

The Board has established stock ownership guidelines for all non-employee directors. These guidelines are designed to encourage the Board to have a meaningful equity ownership in the Company, thereby linking their interests with those of our stockholders. Pursuant to the stock ownership guideline, each non-employee director is expected to own and retain 50,000 shares of capital stock or equivalents in the Company within five years from the annual meeting at which he or she is elected to the Board. For those non-employee directors who do not meet the guideline, it is expected that progress will be made towards the goal on an annual basis. The HR Committee monitors compliance with the guidelines and conducts a formal review on an annual basis.

2019 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Directors who are our employees receive no additional fee for service as a director. Non-employee directors receive compensation as described above.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3][4]	Total ($)
Irene M. Esteves	105,000	139,998	6,668	251,666
Susan M. Gianinno	125,000	139,998	7,163	272,161
Timothy R. McLevish	130,000	139,998	7,236	277,234
Jamie Moldafsky	105,000	139,998	7,236	252,234
P. Cody Phipps	130,000	139,998	7,236	277,234
John C. Pope	180,000	214,997	50,701	445,698

(1)   In accordance with the director compensation plan effective October 1, 2016, amounts in this column include a cash annual retainer of $105,000 plus $25,000 for serving as the Chair of the Audit or HR Committees; $20,000 for serving as the Chair of the Corporate Responsibility & Governance Committee; and $75,000 for serving as the Chair of the Board.

(2)   The amounts shown in this column constitute restricted stock units granted under the Company's 2017 PIP awarded as payment of non-employee director annual equity retainers and the equity award for serving as Chair of the Board or a Chair of committees calculated as set forth above. The grant date fair value with respect to the restricted stock units is determined in accordance with ASC Topic 718. See Note 16 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2019 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718. . The aggregate number of restricted stock units held by each non-employee director as of fiscal year end included: 78,361 for Ms. Esteves, 80,980 for Ms. Gianinno, 80,980 for Mr. McLevish, 82,841 for Ms. Moldafsky, 80,980 for Mr. Phipps, and 182,783 for Mr. Pope.

(3)   Includes interest accrued on dividend equivalents on restricted stock awards credited to each director's account.

(4)   In addition to $26,118 for interest on dividend equivalents on restricted stock awards credited to Mr. Pope's account, includes $501 in dividends paid and interest accrued on amounts held in Mr. Pope's director's account under the Wallace Computer Services Inc. Director Retainer Fee Plan (the "Wallace Retainer Plan"). Under the Wallace Retainer Plan director retainer fees were credited as shares of stock in Company maintained accounts, similar to phantom stock. Dividends paid and interest accrued on these shares are accrued and credited as additional shares on December 31 of each year. At year end, an additional purchase of shares was made with the dividends and interest earned in 2019. That purchase resulted in an additional 122 shares being purchased. As of December 31, 2019, Mr. Pope held a total of 21,318 shares of RRD common stock in the Wallace Computer Services Inc. Director Retainer Fee Plan. Mr. Pope's amount also includes a $5,331 annual annuity payment payable to Mr. Pope under the Wallace Capital Accumulation Plan (the "CAP"), a frozen deferred compensation plan in which Mr. Pope participated while a director of Wallace Computer Services. The CAP provides for 15 annuity payments to be paid beginning at age 65. Mr. Pope's amount also includes $18,750 for payments under the Wallace Computer Services Directors Pension Plan.

CERTAIN TRANSACTIONS

The Company has a written policy relating to approval or ratification of all transactions involving an amount in excess of $120,000 in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including without limitation any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, subject to certain enumerated exclusions. Under the policy, such related person transactions must be approved or ratified by (i) the Corporate Responsibility & Governance Committee or (ii) if the Corporate Responsibility & Governance Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board, such disinterested members of the Board by a majority vote. Related persons include any of our directors or certain executive officers, certain of our stockholders and their immediate family members.

In considering whether to approve or ratify any related person transaction, the Corporate Responsibility & Governance Committee or such disinterested directors, as applicable, may consider all factors that they deem relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to or receivable from a related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest, and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

To identify related person transactions, at least once a year all directors and executive officers of the Company are required to complete questionnaires seeking, among other things, disclosure with respect to such transactions of which such director or executive officer may be aware. In addition, each executive officer of the Company is required to advise the Chair of the Corporate Responsibility & Governance Committee of any related person transaction of which he or she becomes aware.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2019. The Audit Committee has discussed with the Company's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities Exchange Commission, including the firm's judgments as to the quality of the Company's financial reporting. The Audit Committee has received from the independent registered public accounting firm written disclosures and a letter as required by applicable requirements of the PCAOB and discussed with the independent registered public accounting firm its independence from management and the Company. In considering the independence of the Company's independent registered public accounting firm, the Audit Committee took into consideration the amount and nature of the fees paid to the firm for non-audit services, as described on the next page.

During the course of the fiscal year ended December 31, 2019, management completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations.

In reliance on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the year-end audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the Securities and Exchange Commission.

The Audit Committee
Timothy R. McLevish, Chairman
Irene M. Esteves
John C. Pope

THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FEES

Pre-Approval Policy

The Audit Committee has policies and procedures that require the approval by the Audit Committee of all services performed by, and as necessary, fees paid to the Company's independent registered public accounting firm. The Audit Committee approves the proposed services, including the scope of services contemplated and the related fees, associated with the current year audit. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. The Audit Committee pre-approves, up to an aggregate dollar amount and individual dollar amount per engagement, certain permitted non-audit services anticipated to be provided by the Company's independent registered public accounting firm. In the event permitted non-audit service amounts exceed the thresholds established under the pre-approval policy, the Audit Committee must specifically approve such excess amounts. The Audit Committee Chair has the authority to approve any services outside the specific pre-approved non-audit services and must report any such approval at the next meeting of the Audit Committee.

Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted below were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described above.

Type of Fee	Fiscal 2019 ($)	Fiscal 2018 ($)
Audit Fees	4,440,000	5,639,000
Audit-Related Fees	—	1,143,000
Tax Fees	52,000	73,000
All Other Fees	—	—
Total	4,492,000	6,855,000

Audit Fees—Deloitte & Touche LLP (Deloitte) was the Company's independent registered public accounting firm for the years ended December 31, 2019 and 2018. Audit Fees primarily include the audit of the Company's annual financial statements included in the Company's Forms 10-K and the review of the Company's quarterly financial statements included in the Company's Forms 10-Q. Lastly, Audit Fees include fees for AT101 attestation reports over IT controls during 2019 and 2018.

Audit-Related Fees—Total fees paid to Deloitte for audit-related services rendered during 2019 and 2018 were $0 and $1,143,000, respectively. Audit-related fees paid to Deloitte in 2018 primarily related to fees associated with an audit of carve-out financial statements for one of the Company's subsidiaries and for due diligence assistance.

Tax Fees—Total fees paid to Deloitte for tax services rendered during 2019 and 2018 were $52,000 and $73,000, respectively, primarily related to international tax compliance.

All Other Fees—No other fees were paid to Deloitte for any other services rendered during 2019 and 2018.

Q & A

QUESTIONS AND ANSWERS ABOUT HOW TO VOTE YOUR PROXY

Below are instructions on how to vote, as well as information on your rights as a stockholder as they relate to voting. Some of the instructions vary depending on how your stock is held. It's important to follow the instructions that apply to your situation.

Q. Who can vote?

A. You are entitled to one vote on each proposal for each share of the Company's common stock that you own as of the close of business on the record date, March 27, 2020.

Q. What is the difference between holding shares as a "stockholder of record" and a "street name" holder?

A. If your shares are registered directly in your name through Computershare, the Company's transfer agent, you are considered a "stockholder of record." If your shares are held in a brokerage account or bank, you are considered a "street name" holder.

Q. How do I vote if shares are registered in my name (as stockholder of record)?

A. **By Mail:**

Sign, date and return the enclosed proxy card in the postage paid envelope provided. Your voting instructions must be received by May 14, 2020.

By Telephone or Internet:

Call the toll-free number listed on your proxy card, log on to the website listed on your proxy card or scan the QR code on your proxy card and follow the simple instructions provided.

The telephone and Internet voting procedures are designed to allow you to vote your shares and to confirm that your instructions have been properly recorded consistent with applicable law. Please see your proxy card for specific instructions.

Voting by telephone and the Internet will be closed at 1:00 a.m. Chicago time on the date of the 2020 Annual Meeting.

Q. How do I vote if my shares are held in "street name?"

A. You should give instructions to your broker on how to vote your shares. If you do not provide voting instructions to your broker, your broker has discretion to vote those shares on matters that are routine. However, a broker cannot vote shares on non-routine matters without your instructions. This is referred to as a "broker non-vote."

Proposals 1 and 2 are considered non-routine matters. Accordingly, your broker will not have the discretion to vote shares as to which you have not provided voting instructions with respect to any of these matters.

Proposal 3, the ratification of the appointment of the independent registered public accounting firm, is considered a routine matter. Accordingly, your broker will have the discretion to vote shares as to which you have not provided voting instructions with respect to this matter and there will not be any broker non-votes with respect to this proposal.

Q. Can I vote my shares in person at the Annual Meeting?

A. If you plan to attend the meeting and vote in person, your instructions depend on how your shares are held:

- Shares registered in your name—check the appropriate box on the enclosed proxy card and bring either the admission ticket attached to the proxy card or evidence of your stock ownership with you to the meeting.

- Shares registered in the name of your broker or other nominee—ask your broker to provide you with a broker's proxy card in your name (which will allow you to vote your shares in person at the meeting) and bring evidence of your stock ownership from your broker with you to the meeting.

Remember that attendance at the meeting will be limited to stockholders as of the record date with an admission ticket or evidence of their share ownership and guests of the Company.

As part of our precautions regarding the coronavirus or COVID-19, we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be available at www.rrd.com/proxymaterials. Please monitor the website for updated information. If you are planning to attend the annual meeting, please check the website one week prior to the meeting date. As always, we encourage you to vote your shares prior to the meeting.

Q. Can I revoke my proxy or change my vote after I have voted?

A. If your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

✉ By delivering a written notice of revocation to the Secretary of the Company;

🗋 By executing and delivering another proxy that bears a later date;

📞 By voting by telephone at a later time;

🖥 By voting over the Internet at a later time; or

👤 By voting in person at the meeting.

If your shares are held in street name, you must contact your broker to revoke your proxy.

Q. How are votes counted?

A. In tallying the results of the voting, the Company will count all properly executed and unrevoked proxies that have been received in time for the 2020 Annual Meeting. To hold a meeting of stockholders, a quorum of the shares (which is a majority of the shares outstanding and entitled to vote) is required to be represented either in person or by proxy at the meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present for the meeting.

Q. What are my options when voting for directors?

A. When voting to elect directors, you have three options:

① Vote **FOR** a nominee;

② Vote **AGAINST** a nominee; or

③ **ABSTAIN** from voting on a nominee.

In the election of directors, each nominee will be elected by the vote of the majority of votes cast. A majority of votes cast means that the number of votes cast "FOR" a nominee's election must exceed the number of shares voted "AGAINST" such nominee. Each nominee receiving a majority of votes cast "FOR" his or her election will be elected. If you elect to "ABSTAIN" with respect to a nominee for director, the abstention will not impact the election of such nominee.

Election of directors is considered a non-routine matter. Accordingly, broker non-votes will not count as a vote "FOR" or "AGAINST" a nominee's election and will not impact the election of such nominee. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

Q. What are my options when voting on the other proposals?

A. When voting on the other proposals, you have three options:

① Vote **FOR** a given proposal;

② Vote **AGAINST** a given proposal; or

③ **ABSTAIN** from voting on a given proposal.

Each of these matters requires the affirmative vote of a majority of the shares present, or represented by proxy, at the meeting and entitled to vote on the proposal. If you indicate on your proxy card that you wish to "ABSTAIN" from voting on a proposal, your shares will not be voted on that proposal. Abstentions are not counted in determining the number of shares voted "FOR" or "AGAINST" any proposal, but will be counted as present and entitled to vote on the proposal. Accordingly, an abstention will have the effect of a vote against the Proposal.

Broker non-votes are not counted in determining the number of shares voted for or against any proposal and will not be counted as present and entitled to vote on any of proposals 1 and 2. Accordingly, a broker non-vote will not impact the approval of either of these proposals.

Q. How will my shares be voted if I sign and return my proxy card with no votes marked?

A. If you sign and return your proxy card with no votes marked, your shares will be voted as follows:

- **FOR** the election of all nominees for director identified in this proxy statement;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **FOR** the ratification of the Company's independent registered public accounting firm.

Q. How are proxies solicited and what is the cost?

A. The Company actively solicits proxy participation. In addition to this notice by mail, the Company encourages banks, brokers and other custodian nominees and fiduciaries to supply proxy materials to stockholders, and reimburses them for their expenses. However, the Company does not reimburse its own employees for soliciting proxies. The Company has hired Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to help solicit proxies, and has agreed to pay it $8,000 plus out-of-pocket expenses for this service. All costs of this solicitation will be borne by the Company.

Q. How many shares of stock were outstanding on the record date?

A. As of the record date, there were 71,331,233 shares of common stock outstanding. This does not include 17,666,746 shares held in the Company's treasury. Each outstanding share is entitled to one vote on each proposal.

SUBMITTING STOCKHOLDER PROPOSALS AND NOMINATIONS FOR 2021 ANNUAL MEETING

Any proposals that stockholders wish to present at the 2021 Annual Meeting must be received by December 10, 2020 in order to be considered for inclusion in the Company's proxy materials. The 2021 Annual Meeting is currently scheduled to be held on May 20, 2021.

A stockholder wishing to nominate a candidate for election to the Board, or make a proposal at the 2021 Annual Meeting that will not be considered for inclusion in the Company's proxy materials, is required to give appropriate written notice to the Secretary of the Company, which must be received by the Company between 60 and 90 days before May 19, 2021 (i.e. between February 17, 2021 and March 21, 2021). If the 2021 Annual Meeting is scheduled on a date that is more than 30 days prior to or after May 20, 2021, stockholders are allowed to submit a notice or nomination proposal before the later of the date 60 days prior to the meeting date or the tenth day after the meeting date is announced.

A nomination or proposal that does not supply the required information about the nominee or proposal and the stockholder making the nomination or proposal will be disregarded. All proposals or nominations should be addressed to: Secretary, R. R. Donnelley & Sons Company, 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601.

DISCRETIONARY VOTING OF PROXIES ON OTHER MATTERS

The Company's management does not currently intend to bring any proposals to the 2020 Annual Meeting other than the election of directors, the advisory vote to approve executive compensation and the ratification of the auditors and does not expect any stockholder proposals. If new proposals requiring a vote of the stockholders are brought before the meeting in a proper manner, the persons named in the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment.

By Order of the Board of Directors
Deborah L. Steiner, Corporate Secretary and General Counsel

Chicago, Illinois, April 9, 2020

APPENDIX A: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Reconciliation of GAAP to Non-GAAP Income from Operations
For the Twelve Months Ended December 31, 2019
(UNAUDITED)
(in millions)

	For the Twelve Months Ended December 31, 2019
GAAP basis measure	$208.6
Non-GAAP adjustments:	
Restructuring, impairment and other-net[1]	38.8
Gain on disposal of businesses[2]	(3.7)
All other[3]	0.1
Total Non-GAAP adjustments	35.2
Non-GAAP measure	$243.8

(1) *Restructuring, impairment and other—net:* charges incurred in the twelve months ended December 31, 2019 included non-cash charges of $98.5 million to recognize the impairment of goodwill in the logistics reporting unit; $22.3 million for employee termination costs; $16.6 million for lease termination and other restructuring charges and $2.9 million for multi-employer pension plan withdrawal obligations, partially offset by $5.0 million primarily consisting of net gains on the sale of restructured facilities.

(2) *Business dispositions:* HR Committee adjustments for net sales of RRD Brazil, disposed of in the first quarter of 2019 and the GDS business, disposed of in the fourth quarter of 2019.

(3) *All other:* primarily included expenses related to the ongoing SEC and DOJ investigations, an increase in reserves for an unfavorable state sales tax matter and expenses related to the ongoing bankruptcy liquidation of RRD Brazil, partially offset by gain on disposal of businesses during the twelve months ended December 31, 2019.

Reconciliation of GAAP to Non-GAAP Net Sales
For the Twelve Months Ended December 31, 2019
(UNAUDITED)
(in millions)

	For the Twelve Months Ended December 31, 2019
GAAP basis measure	$6,276.2
Non-GAAP adjustments:	
Business dispositions[1]	104.2
Total Non-GAAP adjustments	104.2
Non-GAAP measure for Annual Incentive Plan payout	$6,380.4

(1) HR Committee adjustments for net sales of RRD Brazil, disposed of in the first quarter of 2019 and the GDS business, disposed of in the fourth quarter of 2019.

